

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
NOV 19 2010
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

OUR MICROLENDING, LLC

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

EMILIO M. SANTANDREU, PRESIDENT AND CEO
OUR MICROLENDING, LLC
1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**26-1218989**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuer does not have a Board of Directors. Pursuant to the term of the Articles of Organization and Operating Agreement, the issuer is managed by its Managing Member. The person listed below currently serves as the issuer's Managing Member.

Name	Title	Address
Emilio M. Santandreu	President, Chief Executive Officer and Chief Financial Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(b) the issuer's officers;

The following table sets forth the name, title and mailing address for each of the issuer's officers:

Name	Title	Address
Emilio M. Santandreu	President, Chief Executive Officer and Chief Financial Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Joanne Cubillan	Accounting and Financial Manager	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Mariel Santandreu	Organizational Development Manager	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Elieser Gonzalez	Chief Operating Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each record owner of 5 percent or more of the issuer's equity ownership interests:

Name	Address
Emilio M. Santandreu	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Francisca Rivas	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201

	Miami, Florida 33145
Maripili Saborido	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jose Vazquez	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jorge Van Eederwijk	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Edward Jardine	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each beneficial owner of 5 percent or more of the issuer's equity ownership interests:

Name	Address
Emilio M. Santandreu	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Francisca Rivas	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Maripili Saborido	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jose Vazquez	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jorge Van Eederwijk	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Edward Jardine	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(f) promoters of the issuer;

Not applicable. The offering is being conducted by the issuer's officers.

(g) affiliates of the issuer;

The Managing Member and the other officers set forth above are affiliates of the issuer. Microfinance Investment Company, LLC, a Florida limited liability company, is a wholly-owned subsidiary of the issuer.

(h) counsel to the issuer with respect to the proposed offering;

Holland & Knight LLP
701 Brickell Avenue
Suite 3000
Miami, FL 33131

(i) each underwriter with respect to the proposed offering;

The issuer is not engaging an underwriter in connection with the proposed offering.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(1) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The issuer has made reasonable inquiry and to the best of its knowledge, none of the above-named individuals would be disqualified under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer's officers will be conducting the offering of the securities on behalf of the issuer, and will not be compensated for their efforts. The issuer anticipates offering the securities in the following jurisdictions: Florida, California, Texas, New York, Illinois, District of Columbia and Connecticut.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

Not applicable. No unregistered securities were issued by the issuer, any predecessor or affiliated issuers within one year prior to the filing of this Form 1-A.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No unregistered securities of the issuer, any predecessor or affiliated issuers were sold within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not applicable

(2) To stabilize the market for any of the securities to be offered;

Not applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The issuer has not used a publication authorized by Rule 254 prior to the filing of this notification.

PART II—OFFERING CIRCULAR

Subject to completion, dated November 18, 2010

Preliminary Offering Circular


OUR

Our MicroLending, LLC

$5,000,000

Senior Unsecured Notes

With Maturities of 6 to 18 Months from the Date Issued

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of senior unsecured fixed-rate notes (the "Notes") of Our MicroLending, LLC, a Florida limited liability company (the "Company"). The Company's principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113.

The Notes will rank equally in right of payment with all of our existing and future senior debt, will rank senior in right of payment to all of our future subordinated debt, if any, and will be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations. In addition, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

The Notes will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Notes will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank. See "Description of Notes" p. 15. The interest rate for each Note will be based on the formula set forth in this Offering Circular and varies according to the term of the Note. See "Description of Notes - Principal, maturity and interest" p. 15. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current Constant Maturity Treasury Bill Monthly Average Yield (the "T Bill") yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Notes are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. To determine the current rates, prospective investors in the Notes should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

We may prepay some or all of the Notes at any time prior to their maturity without premium or penalty.

We will pay interest on Notes with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Notes with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option. All Notes will be issued in fully registered form.

The Company is offering the Notes directly to investors through its officers on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 17.

The Notes are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Notes that must be sold in order for us to have access to the offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than two years after this Offering Circular is qualified by the Securities and Exchange Commission (the "Commission"), and (ii) the date on which $5,000,000 of Notes qualified hereunder have been sold.

The Notes will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Notes.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts and commissions	Proceeds to Issuer
Per Note...........................	$ 1,000	$0	$ 1,000
Minimum Offering	No Minimum	$0	No Minimum
Maximum Offering...........	$ 5,000,000	$0	$ 5,000,000

The Company is paying directly for the costs of the Offering, which are estimated to be approximately $60,000, and no portion of the proceeds from the Offering will be used for this purpose.

The approximate date of commencement of the proposed sale of Notes to the public is as soon as practicable after this Offering Circular has been qualified by the Commission.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

FOR FLORIDA RESIDENTS ONLY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. SALES MADE PURSUANT TO CERTAIN EXEMPTION PROVISIONS UNDER THE FLORIDA SECURITIES ACT TO FIVE (5) OR MORE PERSONS IN THE STATE OF FLORIDA AND ARE VOIDABLE BY THE PURCHASER WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICH EVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE (3) DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING ITS INTENTION TO WITHDRAW.

We have only undertaken efforts to qualify this Offering for offers to individual investors in the following jurisdictions: Florida, California, Texas, New York, Illinois, District of Columbia and Connecticut; therefore, individual investors located outside of these jurisdictions should not expect to be eligible to participate in this Offering.

This Offering Circular, together with financial statements and other attachments, consists of a total of 55 pages.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Notes. Therefore, you should read the Offering Circular in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "we," "us," "our," or "the company" generally refer to Our MicroLending, LLC, a Florida limited liability company.

Our Company

On October 9, 2007, we were formed as a Florida limited liability company. From March, 2008 through September 30, 2010, we have made approximately 863 microloans totaling more than $4.98 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. Typically, we target businesses with fewer than five employees and sales of $100,000 or less, and the size of our loans range between $1,500 and $25,000. Traditional sources of financing (*i.e.*, bank or credit union loans) are largely unavailable to our target clients, and the current economic downturn has made borrowing even more difficult for small businesses. As a result, we find ourselves in an excellent position to increase our share of the South Florida microfinance market.

As a limited liability company we operate pursuant to an operating agreement, and our owners hold equity interests in the company. Pursuant to our articles of organization and operating agreement, we are managed by our Managing Member, Emilio Santandreu, who is also our President and Chief Executive Officer, and additional officers appointed by our President. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

Our principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113. For additional information regarding the company or this Offering, you may write or telephone us at the foregoing address and telephone number.

The Offering

The following summary contains basic information about the Notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Notes, please refer to the section of this Offering Circular entitled "Description of Notes."

Issuer	Our MicroLending, LLC, a Florida limited liability company.
Offering period	The Offering period will begin the date this Offering is qualified by the Commission until the date that is not more than two years after this Offering Circular is qualified by the Commission OR THE DATE ON WHICH $5,000,000 OF Notes qualified hereunder have been sold. The Notes are being offered on an ongoing and continuous basis.
Securities offered	$5,000,000 in aggregate principal amount of senior unsecured fixed-rate Notes.
Interest Rate	The interest rate for each Note will be based on the formula set forth in this Offering Circular and varies according to the term of the Note. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Notes are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily. To determine the current rates,

prospective investors in the Notes should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

Maturity date	The Notes will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term.
Interest payment dates	We will pay interest on Notes with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Notes with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option.
Guarantees	The Notes will not be guaranteed.
Ranking	The Notes will be our unsecured obligations and will: • rank equally with all of our existing and future indebtedness; • rank senior to all of our future subordinated indebtedness, if any; • be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and • be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
Optional Prepayment	We may prepay some or all of the Notes at our option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to fund additional microloans.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Notes.
Governing law	Florida

RISK FACTORS

An investment in our Notes involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this Offering Circular, including the risks and uncertainties described below, before making an investment in our Notes.

Risks Relating to our Business

Our limited operating history and our fast growing and rapidly evolving business make it difficult to evaluate our business and future operating results on the basis of our past performance, and our future results may not meet or exceed our past performance.

We were incorporated in 2007 as a limited liability company in Florida and made our first loan in March, 2008. As a result of our limited operating history, there is limited historical financial and operating information available to help prospective investors evaluate our past performance with respect to making an investment in our Notes. Our business is growing and the results and amounts set forth in our financial statements beginning on page 23 of this Offering Circular may not provide a reliable indication of our future performance. Accordingly, you should evaluate our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by high growth companies in the early stages of development. Our failure to address these risks and uncertainties successfully could adversely affect our business and operating results.

If we are unable to manage our growth effectively, including our financial, accounting, administrative and technology infrastructure, our business and reputation could be adversely affected.

We anticipate opening two additional locations by the end of 2010. We expect the expansion of our geographic footprint and network of branches and clients to continue; which may further constrain our capital resources and make asset quality management increasingly important. We will need to enhance and improve our financial, accounting, information technology, administrative and operational infrastructure and internal capabilities in order to manage the future growth of our business. We may not be able to implement the necessary improvements in a timely manner, or at all, and we may encounter deficiencies in existing systems and controls. If we are unable to manage our future expansion successfully, our ability to provide products and services to our clients would be adversely affected, and, as a result, our reputation could be damaged and our business and results of operations materially and adversely impacted.

If we are unable to control the level of non-performing loans in the future, our collection activities are ineffective, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.

As of September 30, 2010, 166 of our loans, with an aggregate principal balance of $845,784.40 were more than 90 days past-due or in default, which represents approximately 49% of our net loans outstanding. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot assure you that we will be able to effectively control and reduce the level of the impaired loans in our total loan portfolio. The amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, and also due to factors beyond our control, such as over-extended borrower credit that we are unaware of. If we are unable to manage our non-performing loans or adequately recover our loans, our results of operations will be adversely affected.

We institute debt collection actions against defaulting clients in an attempt to mitigate the losses associated with non-performing loans. In many cases, the purpose of the debt collection action is to obtain a judgment permitting foreclosure on the defaulting client's collateral, or to obtain the collateral from the client in a privately negotiated transaction. In either case, the costs and expenses of collection, including attorneys' fees, and selling the collateral may greatly exceed the amount of the non-performing loan. Our inability to collect against non-performing loans in a cost-effective manner could have a material adverse affect on our financial condition and results of operations.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. As a result, if the quality of our total loan portfolio deteriorates, we may be required to increase our loan loss reserves, which will adversely affect our financial condition and results of operations. Our borrowers are poor and, as a result, might be vulnerable if economic conditions worsen or growth rates decelerate in the United States. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our monitoring and risk management procedures will effectively predict such losses or that loan loss reserves will be sufficient to cover actual losses. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, our financial condition and results of our operations could be materially and adversely affected.

We are not subject to regulation of any State or Federal regulatory agency.

We are not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our loan decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

If we cannot secure the additional capital we need to fund our operations on acceptable terms or at all, our business will suffer.

Our business requires significant capital. We have historically relied on capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors, as well as cash flow from operations to fund our operations. Expanding our geographic footprint will have an impact on our long-term capital requirements, which are expected to increase significantly. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial position, the continued success of our core loan products, our results of operations and cash flows, any necessary government regulatory approvals, contractual consents, general market conditions for capital raising activities, and economic, political and other conditions in Florida and elsewhere. In addition, adverse developments in the United States credit markets may significantly increase our debt service costs and the overall costs of our borrowings. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business prospects, financial condition and results of operations would be materially and adversely affected.

The amount of interest we may charge customers is capped by applicable law.

Our loans are subject to applicable usury laws that limit the amount of interest that we may charge our customers. The maximum interest rate permitted in Florida on the types of loans that we make and expect to make is 18% per annum. A review of some of our past loan transactions (i.e., loans already paid or otherwise written off) indicates that we may have unintentionally exceeded the maximum permitted rate. If a court were to determine that we willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by us of double the interest charged on such loans. We do not believe that any of our existing loans currently exceed the maximum permitted rate.

Usury laws limit the amount of interest we can charge on our loans, and to the extent interest rates on our borrowings increase, our financial condition and results of operations may be materially and adversely affected.

Our business depends on interest income from our loan portfolio. However, usury laws limit the amount of interest we can charge on our loans. When interest rates rise, we must pay higher interest on our borrowings while interest earned on our loans does not rise because our loans are capped at the maximum allowable interest rate. To the extent we are unable to increase the interest rate on our loans, increases in interest rates on our borrowings may materially and adversely affect our financial condition and results of operations.

If we are not able to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation, it will be difficult for us to manage our business and growth.

We depend on the services of our executive officers and loan specialists for our continued operations and growth. In particular, our senior management has significant experience in the microfinance, banking and financial services industries. The loss of any of our executive officers or certain loan specialists could negatively affect our ability to execute our business strategy, including our ability to manage our rapid growth. Our business is dependent on our team of loan specialists who directly manage our relationships with our clients. Our business and profits would suffer adversely if a substantial number of our loan specialists left us or became ineffective in servicing our clients over a period of time. Our future success will depend in large part on our ability to identify, attract and retain highly skilled managerial and other personnel. Competition for individuals with such specialized knowledge and experience is intense in our industry, and we may be unable to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation or to sustain or expand our operations. The loss of the services of such personnel or the inability to identify, attract and retain qualified personnel in the future would make it difficult for us to manage our business and growth and to meet key objectives.

Certain of our existing owners together may be able to exert substantial voting control over us, which may cause us to take actions that are not in our best interest.

Our ten largest owners beneficially own, in the aggregate, approximately 82.4% of our outstanding equity interests. These owners will be able to exercise considerable influence over all matters requiring owner approval, including the election of managing members, approval of lending and investment policies and the approval of corporate transactions, such as a merger or other sale of our company or its assets. In addition, if our owners do not act together, such matters requiring owner approval may be delayed or not occur at all, which could adversely affect our business. Moreover, these owners are not obligated to provide any business opportunities to us. If these owners invest in another company in competition with us, we may lose the support provided to us by them, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Participation in the Microfinance Sector

Microcredit lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.

Our core mission is to provide loans to fund the smallest of small businesses and other income generating activities of our clients. Our clients are typically poor and have limited sources of income, savings and credit histories, and can only provide us with limited collateral or security for their borrowings.

As a result, our clients pose a higher risk of default than borrowers with greater financial resources and more established credit histories and borrowers with better access to education, employment opportunities, and social services. Due to the precarious circumstances of our clients and our non-traditional lending practices, we may, in the future, experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations.

Competition from other banks and financial institutions, as well as state-sponsored social programs, may adversely affect our profitability and position in the microcredit lending industry.

We face competition from lenders that target the lower-income segments of the population, particularly other microfinance institutions and banks. Many of the institutions with which we compete have significantly greater assets and better access to, and lower cost of, funding than we do. In certain areas, they may also have better name recognition and larger member bases than us. We anticipate that we may encounter greater competition as we continue expanding our operations in Florida, which may result in an adverse effect on our business, results of operations and financial condition.

If we are unable to protect our service marks, others may be able to use our service marks to compete more effectively.

We have obtained service mark registrations for our corporate name "Our MicroLending" and our logo. However, we may not be able to protect our service marks, which we rely on to support our brand awareness with clients and prospective clients and to differentiate our product and service offerings from those of our competitors. In certain cases, we have not sought protection for our service marks in a timely matter, or at all. As a result, we may not be able to prevent the use of our name or variations thereof by any other party, nor ensure that we will continue to have a right to use it. We further cannot assure you that our goodwill in such brand name or logo will not be diluted by third parties due to our failure to obtain the service marks, which in turn would have a material adverse effect on our reputation, goodwill, business, financial condition and results of operations.

Risks Related to the Notes

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the Notes.

Our ability to service our debt, including the Notes, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to generate sufficient cash flow to service our debt service requirements, we may be forced to take actions such as:

- restructuring or refinancing our debt, including the Notes;
- seeking additional debt or equity capital;
- seeking bankruptcy protection;
- reducing distributions;
- reducing or delaying our business activities, acquisitions, investments or capital expenditures; or
- selling assets.

Such measures might not be successful and might not enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The Notes are not listed on any exchange and it is not expected that a public market for the Notes will develop.

Prior to this Offering, there has been no trading market for the Notes, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market.

The Notes are being offered pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder. Therefore, the Notes have not been, nor will they be for the foreseeable future, registered under the Act or any applicable securities laws of any other jurisdiction. Accordingly, each investor who purchases Notes must do so for the investor's own account and investment. In addition, no regulatory authority has reviewed or approved the terms of this Offering, including the disclosure of risks and the fairness of its terms. There is no public market for the Notes, and none is expected to develop for their purchase and sale.

The Notes will be effectively subordinated to our secured debt.

The terms of the Notes do not prevent us from incurring additional indebtedness or securing such indebtedness with our assets. If we incur secured debt, the Notes will be effectively subordinated to the secured debt to the extent of the value of the assets securing that debt. The effect of this subordination is that if we become involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, the secured debt, our assets that secure the debt will be available to pay obligations on the Notes only after all secured debt has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. As of September 30, 2010, we had $1,051,564 aggregate principal amount in loans payable outstanding that are secured by our loan portfolio, which would rank senior to the Notes to the extent of the assets securing the loans payable.

No Escrow of Funds; No Minimum Offering

An escrow account will not be established for the proceeds of the Offering because we expect to invest such funds for its business purposes as they are received. Therefore, as we receive proceeds from the Offering, they will automatically be available for use by us. There is no minimum amount that must be raised in order for the Offering to be effective.

FORWARD-LOOKING STATEMENTS

All statements contained in this Offering Circular that are not statements of historical fact constitute "forward-looking statements." All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this Offering Circular regarding matters that are not historical facts. These forward-looking statements and any other projections contained in this Offering Circular (whether made by us or any third party) are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections. Investors can generally identify forward-looking statements by the use of terminology such as "aim", "anticipate", "believe", "expect", "estimate", "intend", "objective", "plan", "project", "shall", "will", "will continue", "will pursue" "contemplate", "future", "goal", "propose", "may", "seek", "should", "will likely result", "will seek to" or other words or phrases of similar import. All forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

Actual results may differ materially from those suggested by the forward looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, regulatory changes pertaining to the industries in the United States in which we have our businesses and our ability to respond to them, our ability to successfully implement our strategy, our growth and expansion, technological changes, our exposure to market risks, general economic and political conditions, which have an impact on our business activities or investments, the monetary and fiscal policies of the United States, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in the United States and globally, changes in domestic laws, regulations and taxes and changes in competition in our industry. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

- Limited operating history;
- Ability to manage growth effectively;
- Success of new loans and services introduced by us;
- Competition from other banks and financial institutions;
- Ability to secure additional capital on terms favorable to us;
- Changes in laws and regulations that apply to us; and
- General economic and business conditions in Florida and the United States.

For further discussion of factors that could cause our actual results to differ, see "Risk Factors", and "Business" on pages 3 and 9 of this Offering Circular, respectively.

By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated. Forward-looking statements speak only as of the date of this Offering Circular.

BUSINESS

Overview

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. These businesses typically have fewer than five employees and sales of $100,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require that each stockholder of the borrowing business to individually sign the loans as a co-borrower.

We also utilize a group lending model in providing loans to our clients. The group model ensures credit discipline through mutual support and peer pressure within the group to ensure individual members are prudent in conducting their financial affairs and are prompt in repaying their loans. Individual group members act as cross-guarantors of other group members, and failure by an individual member to make timely loan payments obligates other members of the group to make the payment on behalf of a defaulting member or, in the case of willful default, will use peer pressure to encourage the delinquent member to make timely payments. To date, we have made loans to approximately seven different groups.

In addition to being entrenched in a market with a strong demand for our services and the expertise in microfinance which we have developed, we believe that our competitive strengths include our efficient operating model which leverages technology, quick turnaround times and our network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths.

We intend to finance our expansion by accessing multiple sources of capital, both debt and equity. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

History and Evolution

In October 2007, we were formed as a Florida limited liability company. From March, 2008 through September 30, 2010, we have made approximately 863 microloans totaling more than $4.98 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. We currently operate in two South Florida locations: Miami and Hialeah. By the end of 2010, we anticipate opening two additional Florida locations, one in Broward County and the other in Orlando. We currently have five full time employees, and engage twelve loan "specialists" on an independent contractor basis. With the addition of our new locations we anticipate hiring an additional two full time employees and engaging an additional six loan specialists.

Our management and equity owners have extensive microfinance experience in Latin America where microfinance has enjoyed considerable levels of success. In November 2005, our Managing Member, together with certain our officers and equity holders, founded Banco de Desarrollo del Microempresario ("BDM") in Caracas, Venezuela. BDM quickly achieved positive results and by December 2006 its total assets were $12 million with microloans accounting for 76.9% of such assets. In December 2006, BDM's average loan amount was $3,000, the average term was 9 months, the average interest rate was 36%, and default rates were below 1% of the total microloan portfolio. BDM was sold to a third party in early 2007.

We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as "specialists" and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Currently, we employ twelve specialists, each covering a defined geographic region between Delray Beach and Homestead, Florida. Our specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti.

Our Loan Products

We offer two types of loan products, *Our Union Loan* and *Our Express Loan*. The *Our Union Loan* is designed as a small group loan in amounts ranging from $1,500 per person, and the *Our Express Loan* product is intended for small businesses in amounts between $1,500 and $25,000. After all required documents are submitted, we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the *Our Express Loan*, we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. We collateralize all of our loans with business equipment or vehicles depending on the borrower's assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

Loan Portfolio

Since the commencement of our operations in March 2008 and through September 30, 2010, we have extended an aggregate of approximately 863 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 334 loans, an increase of approximately 15.2% as compared to the 290 loans extended in the year ended December 31, 2008. As of September 30, 2010, we had approximately 410 loans outstanding.

In the year ended December 31, 2009 the aggregate principal amount of all of the loans that we made was $1,779,935, a decrease of approximately 4.50% as compared to $1,863,789, in the year ended December 31, 2008.

Loan amounts range from a minimum of $1,500 to a maximum of $25,000. The average amount financed in the year ended December 31, 2009 was approximately $5,329.14, as compared to approximately $6,426.85, in the year ended December 31, 2008. The table below sets forth the number and the aggregate principal amount of loans made during the years ended December 31, 2008, December 31, 2009 and the nine months ended September 30, 2010, respectively, segregated by amount of loan.

	Year Ended December 31, 2008		Year Ended December 31, 2009		Nine Months Ended September 30, 2010	
Amount of Loan ($)	**Number of Loans**	**Principal Amount of Loan**	**Number of Loans**	**Principal Amount of Loan**	**Number of Loans**	**Principal Amount of Loan**
$1,500 to $2,500	88	$ 177,684	112	$ 248,141	66	$ 136,714.56
$2501 to $5,000	95	$ 411,589	120	$ 526,292	85	$ 348,526.57
$5,001 to $10,000	78	$ 709,450	87	$ 763,962	69	$ 578,328.53
$10,001 to $15,000	12	$ 179,886	12	$ 176,237	14	$ 184,829.49
$15,000 to $20,000	14	$ 306,511	3	$ 65,303	5	$ 97,294.79
$20,001 to $25000	3	$ 78,669	0	$ -	0	$ -
Total Amount Loaned during year	290	$1,863,789	334	$ 1,779,935	239	$ 1,345,693.94

As of December 31, 2008 and December 31, 2009 the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,272,840 and $1,521,750, respectively. As of September 30, 2010, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,729,186.86.

Loan Periods

Loan periods vary by borrower and are generally between six to twelve months. The average term of the loans extended in the year ended December 31, 2009 was 9.9 months, approximately 15 days longer than the average term of the loans extended in the year ended December 31, 2008. The average term of the loans extended in the nine-months ended September 30, 2010 was 11.1 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of 5% percent and are required to make a deposit equal to 5% percent of the loan amount.

Interest Payments and Rates

The interest rate that we charge ranges from 16 to 18% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (16%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2008 and 2009 our weighted average interest rate on loans outstanding was 17.79% and 17.92%, respectively. As of September 30, 2010, our weighted average interest rate on loans outstanding was 17.26%.

Credit Evaluation Process

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. The loan specialists assemble character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower's business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least last four months of operations. The loan specialist considers all of the borrower's business and family expenses in assessing the borrower's repayment capacity. To account for undisclosed expenses, a borrower's repayment capacity is calculated at 70% of the business's net operating income less the borrower's family expenses.

Once a borrower's ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower's collateral. The collateral can be a co-signer, motor vehicle or a machine, and it has to equal 150% of the value of the loan amount.

For loans in excess of $10,000, we may generate a credit report of the borrower or its business to assist us in our evaluation of the borrower. Ultimately, our lending decisions regarding larger loans are not based upon a borrower's credit report or score. The decision to make a larger loan is based upon a variety of factors including the borrower's repayment capacity, the stability and operating history of the borrower's business, the borrower's business acumen and experience, and the type and value of the collateral.

Approximately 31.1% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower.

Defaults; Collection Activities

An integral component of microlending is the active management of loan receivables. Loans are classified as past-due the first day after we do not receive the full interest and principal payment on its due date. If a borrower's regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of increasing urgency. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. In these cases, we typically will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist.

Once a loan is more than 60 days past due, we will take two types of actions: (1) to the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral and (2) for all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Each month we take a reserve equal to 5% of the principal amount of loans that we make during such month. Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan.

As of December 31, 2008 and 2009, 56 and 162, respectively of our loans, with an aggregate principal balance of $425,197.65 and $839,371.85, respectively, were more than 90 days past-due or in default. As of September 30, 2010, 166 of our loans, with an aggregate principal balance of $845,784.40 were more than 90 days past-due or in default.

The table below sets forth as of December 31, 2008 and 2009 and September 30, 2010, the amount of loans that were more than 90 days past due as of such date.

	As of December 31, 2008		As of December 31, 2009	
Past Due	Number of Loans	Aggregate Principal Amount of Loans	Number of Loans	Aggregate Principal Amount of Loans
Between 90 and 179 days	18	$134,707.55	31	$110,163.93
More than 180 days	38	$290,490.10	131	$729,207.93
TOTAL	56	$425,197.65	162	$839,371.86

As of September 30, 2010		
Past Due	Number of Loans	Principal Amount of Loans
Between 90 days and 179 days	33	$99,457.35
More than 180 days	133	$746,327.05
TOTAL	166	$845,784.40

Marketing

We run a multiple level marketing campaign using several different mediums to target and attract potential clients.

Radio: We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

Internet: We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

Print media: We distribute flyers which advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

Competition

Although various lenders are operating in the microfinance sector we believe that our principal competitor is ACCIÓN USA. ACCIÓN USA, which has a Miami location, is the largest microlending organization in the United States. Since its inception in 1991, ACCIÓN USA has provided over $119 million in over 19,000 microloans. Due to its size, operational longevity, not-for-profit status, and affiliation with ACCIÓN International, a global microfinance organization, it can achieve much greater economies of scale and reach a significantly greater number of putative borrowers.

In South Florida, we also face significant competition from private money lenders. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

Governmental Regulations

We are required to comply with Florida's usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies and the Fair Debt Collection Act, which governs the manner in which consumer debts may be collected by collection agencies.

Properties

We currently lease two office locations in South Florida. Our main office is located at 1790 SW 22nd Street, Suite 201, Miami, Florida 33145 and we have a branch office location at 900 W 49th Street, Suite 312, Hialeah, Florida 33012. Our rent for our main office is $3,610 per month and the current lease expires on November 19, 2010. We intend to renew this lease although the terms of such renewal are not yet known. Our lease at the branch office is on a month-to-month basis and our rent is $374 per month.

Profitability

We incurred an operating loss of approximately $685,415 and $303,679 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively. We expect to continue to incur operating losses until we have a loan portfolio with an aggregate principal balance, net of loan loss reserves, of at least $3,000,000. As of September 30, 2010, our loan portfolio, net of loan loss reserves, is $1,728,557.

USE OF PROCEEDS

The proceeds from the sale of the Notes offered hereby will be used to fund additional microloans. Assuming that we issue the maximum amount of Notes, we estimate that the net proceeds from the sale of the Notes will be approximately $5,000,000, which will be used as follows:

	Amount	Percentage of Maximum Offering
Total Proceeds	$5,000,000	100%
Less: Offering Expenses		
Commission and Finders Fees	0	
Legal and Accounting	0	
Printing and Advertising	0	
Net Proceeds from Offering	$5,000,000	100%
Use of Net Proceeds		
Micro Loans	5,000,000	100%

The Company is paying directly for the costs of the Offering; which are estimated to be approximately $60,000 and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. The Company may temporarily invest proceeds in income producing securities, Treasury Bills of short maturities, before it disburses funds to make microloans.

CAPITALIZATION

The following table sets forth the company's capitalization as of the most recent balance sheet date.

	September 30, 2010	
	Actual	Pro Forma as Adjusted
DEBT	$ 1,051,564	$ 6,051,564
OWNERS' EQUITY		
Equity interests	$ 1,154,204	$ 1,154,204
Total capitalization	$ 2,205,768	$ 7,205,768

DESCRIPTION OF NOTES

The following description is a summary of the material provisions of the Notes. It does not restate the terms and material provisions of the Notes in their entirety. We urge you to read the Notes because they, and not this description, will define your rights as a holder of the Notes. A copy of the proposed form of the Notes is available to you upon request.

Brief description of the Notes

The Notes will be our unsecured obligations and will:

- rank equally with all of our existing and future indebtedness;
- rank senior to all of our future subordinated indebtedness, if any;
- be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and
- be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2010, we had $1,051,564 aggregate principal amount in loans payable outstanding that are secured by our loan portfolio, which would rank senior to the Notes to the extent of the assets securing the loans payable.

Principal, maturity and interest

The Notes will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Notes will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank.

The interest rate for each Note will be based on the formula set forth below and varies according to the term of the Note. The Company anticipates that the interest rate per annum on the Notes will range between a minimum annual rate of 5% and a maximum annual rate of 11%. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Notes are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Notes should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

The interest rate for each Note is based on the following formula and varies according to the term of the Note as follows:

6 Months Note Rate = 6 Months T Bill plus 5.75%.
9 Months Note Rate = 6 Months T Bill plus 6.25%.
12 Months Note Rate = 1 Year T Bill plus 7.75%.
15 Months Note Rate = 1 Year T Bill plus 8.25%.
18 Months Note Rate = 1 Year T Bill plus 9.00%.

"T Bill" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield". The source of T Bill yield data will be the Federal Reserve or a similar credible source.

We will pay interest on Notes with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Notes with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option.

Optional prepayment

The Notes may be prepaid in whole or in part at any time prior to their respective maturity dates without premium or penalty.

Events of default

The Notes provide that each of the following constitutes an "Event of Default" with respect to the Notes:

(a) our failure to make a payment when due under the Notes (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or

(b) if we voluntarily file a petition under the Federal Bankruptcy Code, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of us; or if we are adjudged a bankrupt, or upon our dissolution, business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution or other judicial seizure of any portion of our assets, and such seizure is not discharged within ten (10) days.

If any Event of Default occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Notes and all accrued and unpaid interest on the Notes will become immediately due and payable by us without further action or notice at the option of the holders.

Form of Notes

All Notes will be issued in fully registered form. The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover At Maturity

When a Note matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new Note at the interest rate then being offered by the Company, unless the holder presents the Note for payment within 30 days after its maturity date. The new or extended Note, whichever is the case, will bear interest at the then current interest rate for newly issued Notes.

Lack of Public Market

There is no public market for the Notes, and none is expected to develop for their purchase and sale.

Financial information provided to investors

In addition to the financial information provided in this Offering Circular, the Company will provide a copy of its audited Financial Statements to all holders of Notes within 90 days after the end of each fiscal year.

PLAN OF DISTRIBUTION

The Company is offering the Notes directly to investors, without an underwriter or selling agent. The Notes will be sold by the Company's officers on an ongoing and continuous basis, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all, or a minimum number of the Notes are not sold. The officers who will be offering the Notes are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended.

Management maintains the right to retain outside professionals, including placement agents, in the event the efforts of our officers are unsuccessful. Disclosure of any fees to be paid to outside professionals or consultants will be disclosed at the time any such placement arrangement arises, if at all.

Once the Offering is qualified by the Commission and target registration states, we are permitted to generally solicit investors who reside in those states by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, who must register on our website and live in jurisdictions where the Notes are permitted to be offered and sold, can find additional information regarding the Offering and may initiate a purchase of the Notes in compliance with the Subscription Agreement.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Our operating agreement provides that, subject to the approval of our owners, profits shall be distributed to our owners on an annual basis. No distributions were made to our owners in 2008 or 2009. At this time, we do not anticipate making any distributions in 2010.

EXECUTIVE OFFICERS, AND MANAGING MEMBER

The following list names each person who serves as an executive officer or Managing Member of the Company.

Name	Age	Position
Emilio M. Santandreu	58	President, Chief Executive Officer, Chief Financial Officer and Managing Member
Joanne Cubillan	31	Accounting and Financial Manager
Mariel Santandreu	30	Organizational Development Manager
Elieser Gonzalez	32	Chief Operating Officer

Emilio M. Santandreu has served as our President, Chief Executive Officer, Chief Financial Officer and Managing Member since he co-founded the Company in October 2007. From 2004 to 2007, Mr. Santandreu served as Chief Executive Officer of BDM, a microfinance company that he founded in Venezuela. Mr. Santandreu has also served as chief executive officer for several other financial and insurance companies in Venezuela, including C.A. Seguros la Occidental (2001-2004), Sanitas Venezuela, S.A. (1998-2001) and Consalud 800 (1993-1998). Mr. Santandreu holds an undergraduate degree in Industrial Engineering from Universidad Católica Andres Bello and a master's degree in Business Administration from IESA Caracas.

Joanne Cubillan has served as our Accounting and Financial Manager since August 2010. Ms. Cubillan has experience as administrative and financial manager. Prior to joining us, Ms. Cubillan worked in Venezuela for Petróleos de Venezuela S.A. between 2001 and 2003, as a junior financial officer. In the United States, Ms. Cubillan served as comptroller of Globaltek, a company that markets and distributes office equipment parts and supplies, from 2005 to 2010. Ms. Cubillan holds a master's degree in Business Administration and an undergraduate degree in Accounting from Universidad del Zulia.

Mariel Santandreu has served as our Organizational Development Manager since the Company's inception in October 2007. Ms. Santandreu was directly involved in the establishment of the Company and BDM, and has worked in the microfinance industry for over eight years. From 2004 to 2007 Ms. Santandreu served as Organizational Development Manager of BDM. Ms. Santandreu holds an undergraduate degree in Production Engineering and a degree as Specialist in International Business from Universidad Metropolitana in Caracas and a master's degree in Business Administration from Instituto de Empresa in Spain. Ms. Santandreu was Summa Cum Laude in all degrees.

Elieser Gonzalez has served as our Operations and Systems Manager since the Company's inception in October 2007 and currently serves as our Chief Operating Officer. Mr. Gonzalez has experience managing systems and software used in the microfinance industry. From 2002 to 2007, Mr. Gonzalez worked in Venezuela as a sales manager in BVPA Telecomunicaciones, C.A., a major telecommunications Company, located in Barquisimeto. Mr. Gonzalez has a degree in Computer Engineering from Universidad Yacambu in Barquisimeto. As Operations and Systems Manager, he assists with data analysis and technological development and support.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 1, 2010, with respect to the beneficial ownership of our equity interests, which are the only class of equity securities we have issued and outstanding, by (i) each person known by us to be the beneficial owner of more than 10% of our outstanding equity interests, and (ii) our executive officers and Managing Member as a group:

Name and Address of Member	Percentage of Membership Interests Held
Emilio M. Santandreu c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145	34.9%
All Executive Officers and Managing Member as a group (four persons)	61.9%

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Mr. Emilio M. Santandreu, our President and Chief Executive Officer and Managing Member, is the father of Ms. Mariel Santandreu, our Organizational Development Manager. There are no other family relationships between officers, our Managing Member and beneficial owners of more than 10% of our outstanding equity interests.

Other than the capital contributions from our equity owners and loans from family members of our officers, including Mr. Santandreu, our President and Chief Executive Officer, Managing Member and majority owner of our equity interests, we are not doing business with any of our officers, our Managing Member, key personnel or 10% owners of our outstanding equity interests or any of their relatives. The following table sets forth the remuneration for each of our executive officers and key personnel and our Managing Member, as a group, for the past fiscal year:

Name	Title	Cash
Emilio M. Santandreu	President, Chief Executive Officer, Chief Financial Officer, and Managing Member	$120,000
Joanne Cubillan	Accounting and Financial Manager	$36,000
Mariel Santandreu	Organizational Development Manager	$54,000
Elieser Gonzalez	Chief Operating Officer	$57,600
	Total:	$267,600

LITIGATION

Other than routine collection activities in respect of defaulting clients we are not engaged in, nor are we aware of any pending, litigation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Notes. The summary is based on the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Notes for cash in this Offering at the initial offering price and hold the Notes as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. dollar, certain U.S. expatriates or holders who hold the Notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences to you of acquiring, holding or disposing of the Notes.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Note that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Note that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes, then the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Notes or a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Notes will not be issued with original issue discount for U.S. federal income tax purposes. In such case, if you are a U.S. Holder, interest on a Note will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Other Taxable of Dispositions of Notes

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Note. Your adjusted tax basis in a Note will generally be equal to your cost for the Note, reduced by any principal payments you have previously received in respect of the Note. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Note exceeds one year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

U.S. federal backup withholding may apply to payments on the Notes and proceeds from the sale or other disposition of the Notes if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Notes and proceeds from the sale or other disposition of the Notes, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of backup withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Notes to you will not be subject to U.S. federal income tax (including branch profits or withholding tax), provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of Our MicroLending, LLC;
- you are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- you are not a controlled foreign corporation for U.S. federal income tax purposes that is, actually or constructively, related to us (as provided in the Code);
- the interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- you meet certain certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person within the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Note through a foreign partnership or intermediary, you and the foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. withholding tax provided that:

- You are entitled to an exemption from or reduction in withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or

• The interest income on the Notes is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IIRS.

Sale, Exchange or Other Taxable of Dispositions of Notes

Subject to the discussion below regarding backup withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Note, unless:

• the gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";

• you are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

• a portion of the gain represents accrued but unpaid interest, in which case the U.S. federal income tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Note or gain from a disposition of the Notes is effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. federal income tax law, backup withholding and information reporting may apply to payments made by us (including our paying agents) to you in respect of the Notes, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. We (or our paying agent) may, however, report payments of interest on the Notes.

The gross proceeds from the disposition of your Notes may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your Notes outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the backup withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Notes through the foreign office of a foreign broker that is, for U.S. federal income tax purposes:

• a United States person (within the meaning of the Code);

• a controlled foreign corporation;

• a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

• a foreign partnership with certain connections to the United States;

unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Notes, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

MANAGEMENT'S DISUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Overview

We were formed under the laws of the State of Florida on October 9, 2007. Our plan of operation for the 12 months following the commencement of the Offering is to continue to offer short-term, collateralized microloans to small groups and entrepreneurs in South Florida, as described under "Business." Our intention is to provide small business owners, minorities and others who are unattended by conventional banking with financing alternatives.

Financial Condition and Results of Operations

As indicated in the accompanying financial statements, we incurred an operating loss of approximately $685,415 and $303,679 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2009 and 2010 in Florida and our inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic down-turn. We expect to continue to incur operating losses until we have a loan portfolio with an aggregate principal balance, net of loan loss reserves, of at least $3,000,000. As of September 30, 2010, our loan portfolio, net of loan loss reserves, was $1,728,557. The proceeds from the sale of the Notes offered hereby will be used to fund additional microloans.

During the year ended December 31, 2009, we funded our net cash used in operating activities of $(860,028) with contributions from our equity owners and short-term loans provided by our officers, family members of our officers and certain of our equity investors. The loans have different expiration dates with terms between 90, 180 or 360 days. Interest rates range from 6% to 8%. The loans are secured by our loan portfolio. As of September 30, 2010, we had $1,051,564 outstanding loans payable.

During the Fourth Quarter of 2009, we implemented a corrective action plan and engaged outside consultants to advise us regarding capital raising opportunities. In addition, to improve profitability, our management corrected operational inefficiencies.

In view of the current market conditions in our industry, we are proactively seeking new funding sources and actively managing costs and expenses. Our management continuously monitors our financial position and performance to ensure that we are positioned to continue serving the Florida market. We believe that the various strategies and initiatives that we instituted during fiscal 2009 provide us with the opportunity to improve our operational results and liquidity; however, to date, these actions have not improved our profitability.

FINANCIAL STATEMENTS

OUR MICROLENDING LLC AND SUBSIDIARY

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

TABLE OF CONTENTS

OUR MICROLENDING LLC BALANCE SHEET
UNAUDITED BALANCE SHEET
SEPTEMBER 30, 2010

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 52,111.08
Loan Receivables, Net	1,728,557.00
Shareholder Account Receivables	497,187.50
Other Account Receivables	65,436.84
Other Current Assets	1,025.00
Total Current Assets	2,344,317.42
PROPERTY AND EQUIPMENT, Net	18,634.55
Deposits	8,323.72
Organizational Costs, Net	74,854.84
TOTAL ASSETS	2,446,130.53

LIABILITIES AND MEMBERS CAPITAL

CURRENT LIABILITIES	
Customer Deposit	$ 133,823.82
Account Payable	70,839.79
Loans Payable	1,051,564.09
Interest Payable	35,699.07
Total Current Liabilities	1,291,926.77

MEMBERS CAPITAL

MEMBERS CAPITAL	1,154,203.76
TOTAL LIABILITIES AND MEMBERS CAPITAL	2,446,130.53

OUR MICROLENDING LLC AND SUBSIDIARY
INCOME STATEMENT
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2010

REVENUE		
Commission Income	$ 163,410.96	
Interest Income	239,607.70	
TOTAL INCOME		**403,018.66**
OPERATING EXPENSES		
Salaries and Related Expenses	410,506.68	
Interest	53,045.24	
Rent	38,093.60	
Bad Debt Expenses	107,588.97	
Telephone	6,003.02	
Legal and Professional Expenses	46,178.08	
Office Supplies expenses	14,582.48	
Depreciation	5,278.55	
Advertising	21,455.83	
Bank charges	3,965.00	
TOTAL EXPENSES		**706,697.45**
NET INCOME		**(303,678.79)**

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENT

NOTE 1 - NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida, Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Revenue recognition

The Company recognizes commission revenues at the settlement date of issuing a small business loan. Interest income will be recognized as it amortizes based on the small business loan agreement.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

The estimated fair values for financial instruments under SFAS No. 107, "*Disclosures about Fair Market Value of Financial Instruments*", are determined at discreet points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial installments, which include all cash and cash equivalents and accounts payable, approximates the carrying value in the financial statements at September 30, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 - LOAN RECEIVABLES

Loan receivables are comprised of approximately 400 micro financing loans with outstanding balances between $500 and $25,000 (the average loan provided is $5,500). The loans are offered to small and minority businesses in South Florida and earn an average interest of 18% with terms not to exceed nine months. The loans are personally guaranteed by the owners of the business which receive the loan proceeds and are collateralized by the assets of the business. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary as of September 30, 2010. The Company had loan receivables outstanding of $2,214,652.30 with a reserve allowance of $486,095.30, reporting a net loan receivable balance of $1,728,557 as of September 30, 2010.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2010 consist of the following:

Equipment	$ 16,282.39
Furniture	$ 2,352.16
Total property and equipment	$ 18,634.55
Less: Accumulated depreciation	
Property and equipment, net	$ 18,634.55

NOTE 5 - RELATED PARTY TRANSACTIONS

Member Contributions

During the nine months ended September 30, 2010, the Members contributed $650,000 to the Company.

NOTE 6 - GUARANTEED DEPOSITS

Upon providing a micro financing loan to a customer, a guaranteed deposit of approximately 5% of the total loan proceeds is retained by the Company to apply against any fees which may arise during the servicing of the loan or upon termination of the loan. If the micro financing loan is paid on a timely manner through its corresponding term, the guaranteed deposit is returned to the customer. The guaranteed deposit is retained at loan origination to ensure customer participation. At September 30, 2010, guaranteed deposits were $133,823.82

NOTE 7 - LOAN PAYABLE

Loan payable is comprised of 36 loans with outstanding balances between $2,000 and $243,000 due to individuals and entities. The loans have different expiration dates with terms between 90, 180 or 360 days. Interest of either 6%, for loans with 90 day terms,

6.5%, for loans with 180 day terms, or 8% for loans with 360 day terms are payable quarterly. At September 30, 2010, the current loan payable balance was $1,051,564.09.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2010. Rent expense under the leases was $ 36,844.63 for the nine months ended September 30, 2010.

The future minimum obligations under this lease are as follows:

Nine months ending September 30, 2010	$ 36,844.63
Three months ending December 31, 2010	$ 14,587.44

OUR MICROLENDING LLC AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS


AC&C
Alberni, Caballero & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

4649 PONCE DE LEON BLVD.
SUITE 404
CORAL GABLES, FL 33146
TEL: 305-662-7272
FAX: 305-662-4266
ACC-CPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
OUR Microlending LLC and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of OUR Microlending LLC and Subsidiary (the "Company") as of December 31, 2009, and the related statements of income and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 9- Operational Considerations, the Company has incurred a negative operating loss for the past two fiscal years, and has implemented an action plan and strategies to improve the Company's operations and closely monitor its liquidity, operations and expenses.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending LLC and Subsidiary as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Alberni Caballero & Company, LLP

February 25, 2010

OUR MICROLENDING LLC AND SUBSIDIARY
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		$ 43,564
Loan Receivables, Net		1,521,750
Other Current Assets		11,977
Total Current Assets		1,577,291
PROPERTY AND EQUIPMENT, Net		14,917
OTHER ASSETS		
Deposits	8,324	
Organizational Costs, Net	63,502	71,826
TOTAL ASSETS		1,664,034

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 3,140
Guaranteed Deposits	115,784
Member Deposits	-
Loans Payable	736,700
Total Current Liabilities	855,624

MEMBERS' CAPITAL

MEMBERS' CAPITAL	808,410
TOTAL LIABILITIES AND MEMBERS' CAPITAL	1,664,034

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Commission Income	$ 135,874	
Interest Income	280,809	
Other Income	2,435	
Total Income		419,118
OPERATING EXPENSES		
Amortization	67,148	
Advertising	22,534	
Bad Debt Expense	285,297	
Bank and Financing Charges	3,742	
Depreciation	6,779	
Interest	33,112	
Legal and Professional Fees	50,188	
Office Supplies & Expenses	14,154	
Rent	64,180	
Salaries and Related Expenses	533,810	
Telephone	7,888	
Other Operating Expenses	15,701	
Total Operating Expenses		1,104,533
NET INCOME		(685,415)
MEMBER'S EQUITY- BEGINNING OF PERIOD		743,825
Contributions from Members		750,000
MEMBERS' EQUITY- ENDING OF PERIOD		808,410

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (685,415)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	67,148
Bad Debt Expense	285,297
Depreciation	6,779
Increase in:	
Loans Receivable	(534,975)
Other Current Assets	(8,000)
Deposits	(642)
Organizational Costs	(33,977)
Accounts payable	(10,058)
Guaranteed Deposits	53,815
Net cash (used in) operating activities	(860,028)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Property and Equipment	(8,600)
Net cash (used in) investing activities	(8,600)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Deposits	(361,338)
Net Borrowings from Loans	480,045
Contributions from Members	750,000
Net cash provided by financing activities	868,707
NET INCREASE IN CASH AND CASH EQUIVALENTS	79
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	43,485
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 43,564

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Revenue recognition

The Company recognizes commission revenues at the settlement date of issuing a small business loan. Interest income will be recognized as it amortizes based on the small business loan agreement.

Advertising Costs

The Company expenses advertising costs as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

The estimated fair values for financial instruments under SFAS No. 107, "*Disclosures about Fair Market Value of Financial Instruments*", are determined at discreet points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which include all cash and cash equivalents and accounts payable, approximates the carrying value in the financial statements at December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 400 micro financing loans with outstanding balances between $500 and $25,000 (the average loan provided is $5,500). The loans are offered to small and minority businesses in South Florida and earn an average interest of 18% with terms not to exceed nine months. The loans are personally guaranteed by the owners of the business which receive the loan proceeds and are collateralized by the assets of the business. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary as of December 31, 2009. The Company had loan receivables outstanding of $1,905,535 with a reserve allowance of $383,785, reporting a net loan receivable balance of $1,521,750 as of December 31, 2009.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consist of the following:

	2009
Equipment	$12,236
Furniture	3,140
Leasehold Improvements	9,324
Total property and equipment	24,700
Less: Accumulated depreciation	9,783
Property and equipment, net	$14,917

NOTE 5 - RELATED PARTY TRANSACTIONS

Member Contributions

During the year ended December 31, 2008, the Members contributed $750,165 to the Company.

NOTE 6 - GUARANTEED DEPOSITS

Upon providing a micro financing loan to a customer, a guaranteed deposit of approximately 5% of the total loan proceeds is retained by the Company to apply against any fees which may arise during the servicing of the loan or upon termination of the loan. If the micro financing loan is paid on a timely manner through its corresponding term, the guaranteed deposit is returned to the customer. The guaranteed deposit is retained at loan origination to ensure customer participation. At December 31, 2009, guaranteed deposits were $115,784.

NOTE 7 - LOAN PAYABLE

Loan payable is comprised of twelve (21) loans with outstanding balances between $2,000 and $243,000 due to individuals and entities. The loans have different expiration dates with terms between 90, 180 or 360 days. Interest of either 6%, for loans with 90 day terms, 6.5%, for loans with 180 day terms, or 8% for loans with 360 day terms are payable quarterly. At December 31, 2009, the current loan payable balance was $736,700.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November '2010. Rent expense under the leases was $64,180 for the year ended December 31, 2009.

The future minimum obligations under this lease are as follows:

Year ending December 31,	
2010	$ 39,721
	$ 39,721

NOTE 9 - OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred an operating loss of approximately $685,415 for the year ended December 31, 2009. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2008 and 2009 in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the fourth quarter of the year ended December 31, 2009 in order look to obtain additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the year ended December 31, 2009 provides the opportunity for the Company to improve its operational results and liquidity, yet those actions has not yet produced visible effects to the Company's profitability.

Management and the Board of Directors believe that the Company's unique position in the Florida credit market, along with the initiatives instituted, would permit the Company to become profitable when the Company has a net loan portfolio of approximately $3,000,000, which management and the Board of Directors anticipate will take eighteen (18) months.

OUR MICROLENDING LLC AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS


Alberni, Caballero
& Castellanos, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

4649 PONCE DE LEON BLVD.
SUITE 404
CORAL GABLES, FL 33146
TEL: 305-662-7272
FAX: 305-662-4266
ACC-CPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
OUR Microlending LLC and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of OUR Microlending LLC and Subsidiary (the "Company") as of December 31, 2008, and the related statements of income and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending LLC and Subsidiary as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Alberni Caballero & Castellanos LLP

March 13, 2009

OUR MICROLENDING LLC AND SUBSIDIARY
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		$ 43,485
Loan Receivables, Net		1,272,840
Other Current Assets		3,977
Total Current Assets		1,320,302
PROPERTY AND EQUIPMENT, Net		12,328
OTHER ASSETS		
Deposits	7,682	
Organizational Costs, Net	96,673	104,355
TOTAL ASSETS		1,436,985

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 13,198
Guaranteed Deposits	61,969
Member Deposits	361,338
Loans Payable	256,655
Total Current Liabilities	693,160

MEMBERS' CAPITAL

MEMBERS' CAPITAL	743,825
TOTAL LIABILITIES AND MEMBERS' CAPITAL	1,436,985

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commission Income	$ 116,831	
Interest Income	134,916	
Other Income	840	
Total Income		252,587
OPERATING EXPENSES		
Accounting	1,563	
Amortization	681	
Advertising	23,924	
Bad Debt Expense	98,487	
Bank and Financing Charges	11,471	
Depreciation	3,604	
Legal and Professional Fees	12,731	
Office Supplies & Expenses	13,792	
Rent	53,173	
Salaries and Related Expenses	696,709	
Telephone	6,651	
Training	19,201	
Other Operating Expenses	33,849	
Total Operating Expenses		975,836
NET INCOME		(723,249)
MEMBER'S EQUITY- BEGINNING OF PERIOD		412,197
Contributions from Members		1,054,877
MEMBERS' EQUITY- ENDING OF PERIOD		743,825

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (723,249)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	681
Bad Debt Expense	98,487
Depreciation	3,604
Increase in:	
Loans Receivable	(1,371,327)
Other Current Assets	(3,977)
Deposits	14,737
Organizational Costs	(84,411)
Accounts payable	10,448
Guaranteed Deposits	61,969
Net cash (used in) operating activities	(1,993,038)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Property and Equipment	(11,047)
Net cash (used in) investing activities	(11,047)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Deposits	361,338
Net Borrowings from Loans	256,655
Contributions from Members	1,054,877
Net cash provided by financing activities	1,672,870
NET INCREASE IN CASH AND CASH EQUIVALENTS	(331,215)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	374,700
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 43,485

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Revenue recognition

The Company recognizes commission revenues at the settlement date of issuing a small business loan. Interest income will be recognized as it amortizes based on the small business loan agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

The estimated fair values for financial instruments under SFAS No. 107, "*Disclosures about Fair Market Value of Financial Instruments*", are determined at discreet points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which include all cash and cash equivalents and accounts payable, approximates the carrying value in the financial statements at December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 330 micro financing loans with outstanding balances between $500 and $25,000 (the average loan provided is $5,500). The loans are offered to small and minority businesses in South Florida and earn an average interest of 18% with terms not to exceed nine months. The loans are personally guaranteed by the owners of the business which receive the loan proceeds and are collateralized by the assets of the business. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary as of December 31, 2008. The Company had loan receivables outstanding of $1,371,327 with a reserve allowance of $98,487, reporting a net loan receivable balance of $1,272,840 as of December 31, 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consist of the following:

	2008
Equipment	$ 6,236
Furniture	540
Leasehold Improvements	9,324
Total property and equipment	16,100
Less: Accumulated depreciation	3,772
Property and equipment, net	$12,328

NOTE 5 - RELATED PARTY TRANSACTIONS

Member Contributions

During the year ended December 31, 2008, the Members contributed $1,054,877 to the Company.

Member Deposits

On November 12, 2008, the Members agreed to contribute an additional $750,000. As of December 31, 2008, the amount collected from Members is $361,338 and has been classified as Member Deposits until all Members have contributed their corresponding amount. Once the total amount of the $750,000 has been contributed by all Members, the entire amount will be posted as Member Contributions by management.

NOTE 6 - GUARANTEED DEPOSITS

Upon providing a micro financing loan to a customer, a guaranteed deposit of approximately 5% of the total loan proceeds is retained by the Company to apply against any fees which may rise during the servicing of the loan or upon termination of the loan. If the micro financing loan is paid on a timely manner through its corresponding term, the guaranteed deposit is returned to the customer. The guaranteed deposit is retained at loan origination to ensure customer participation. At December 31, 2008, guaranteed deposits were $61,969.

NOTE 7 - LOAN PAYABLE

Loan payable is comprised of twelve (12) loans with outstanding balances between $4,000 and $53,000 due to individuals and entities. The loans have different expiration dates with terms between 90 or 180 days. Interest of either 6%, for loans with 90 day terms, or 6.5%, for loans with 180 day terms, are payable quarterly. At December 31, 2008, the current loan payable balance was $256,655.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November '2010.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

Leases

Rent expense under the leases was $53,173 for the year ended December 31, 2008.

The future minimum obligations under this lease are as follows:

Year ending December 31,	
2009	$ 41,440
2010	39,721
	$ 81,161

PART III - EXHIBITS

Index To Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Our MicroLending, LLC
2.2	Operating Agreement of Our MicroLending, LLC
3.1	See Exhibit 2.2 for provisions of Operating Agreement defining rights of owners.
3.2	Form of Note
6.1	Form of Our MicroLending, LLC Subscription Documents
6.2	Form of Independent Contractor Agreement with Specialist
6.3	Commercial Lease Agreement dated November 7, 2007
6.4	Office Lease dated August 7, 2009
10.1	Consent of Independent Auditors
11.1	Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Circular

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 18 day of November, 2010.

OUR MICROLENDING, LLC

By:



Emilio M. Santandreu
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.



Signature	Title	Date
Emilio M. Santandreu	President, Chief Executive Officer, Chief Financial Officer and Managing Member	November 18, 2010

Exhibit 2.1

Articles of Organization of Our MicroLending, LLC

ARTICLES OF ORGANIZATION
OF
OUR MICROLENDING, LLC

The undersigned, for the purpose of forming a limited liability company under the Florida Limited Liability Company Act, pursuant to Chapter 608 of the Florida Statutes, hereby makes, acknowledges and files the following Articles of Organization (the "Articles").

ARTICLE I
NAME

The name of the limited liability company is OUR Microlending, LLC (the "Company").

ARTICLE II
MAILING AND STREET ADDRESS

The mailing address and street address of the principal office of the Company shall be 1010 Seminole Drive, Apt. 802, Fort Lauderdale, Florida 33304.

ARTICLE III
REGISTERED AGENT AND OFFICE

The name and street address of the initial registered agent of the Company in the State of Florida shall be Francisco J. Gonzalez, Esq. Adorno & Yoss LLP, 2525 Ponce de Leon Boulevard, Suite 400, Coral Gables, Florida 33134.

ARTICLE IV
DURATION

The Company shall commence its existence on the date that the Articles are filed with the Florida Department of State.

ARTICLE V
MANAGEMENT; INITIAL MEMBER

The Company shall be a member-managed limited liability company and shall be managed by the members. The name and address of the initial member and initial managing member of the Company shall be Francisco J. Gonzalez.

IN WITNESS WHEREOF, the undersigned has made and subscribed to these Articles of Organization on this 9th day of October, 2007.



By: ______________________
Name: Francisco J. Gonzalez
Authorized Representative

H07000250410 3

ACCEPTANCE OF REGISTERED AGENT

The undersigned, being the person named in the Articles of Organization of OUR Microlending, LLC, as the Registered Agent of this limited liability company, hereby consents to accept service of process for the above-stated company at the place designated in the Articles of Organization, and accepts the appointment as Registered Agent and agrees to act in this capacity. The undersigned further agrees to comply with the provisions of all applicable Florida laws relating to the proper and complete performance of my duties, and is familiar with and accepts the obligations of the position as Registered Agent.



By: ______________________
Name: Francisco J. Gonzalez

Dated: October 9, 2007

Exhibit 2.2

Operating Agreement of Our MicroLending, LLC

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR WITH THE REGULATORY AGENCY OF ANY STATE. THEY HAVE BEEN ISSUED PURSUANT TO THE EXEMPTIONS UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED AND SIMILAR EXEMPTIONS UNDER STATE LAW. BY SIGNING THIS AGREEMENT, THE MEMBERS ARE CONFIRMING THAT THEY ARE ACQUIRING THE INTERESTS FOR INVESTMENT AND NOT FOR RESALE OR DISTRIBUTION. ACCORDINGLY, THE SALE, TRANSFER, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF ANY OF THE MEMBERSHIP INTERESTS IS RESTRICTED AND MAY NOT BE ACCOMPLISHED EXCEPT IN ACCORDANCE WITH THIS AGREEMENT AND (1) ANY APPLICABLE REGISTRATION STATEMENT OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS THAT A REGISTRATION STATEMENT IS UNNECESSARY. IN ADDITION, THE PROVISIONS OF ARTICLE VI OF THIS OPERATING AGREEMENT RESTRICT TRANSFERS OF MEMBERSHIP INTERESTS.

OPERATING AGREEMENT

of

OUR MICROLENDING, LLC

THIS OPERATING AGREEMENT (the "Agreement") of OUR MICROLENDING, LLC, a Florida limited liability company (the "Company"), is made effective as of October 10th, 2007 (the "Effective Date") by and between the Company and its Member FRANCISCO J. GONZALEZ, those persons who are hereafter admitted as Members and listed on Exhibit "A" hereto, as amended from time to time (the "Members").

BACKGROUND

The Company was formed pursuant to Articles of Organization filed with the Secretary of State of Florida and accepted of record on October 10th, 2007 (the "Articles"). This Agreement sets forth the agreement among the parties as to the internal affairs of the Company and the conduct of its business. The parties, intending to be legally bound, agree as follows:

ARTICLE I

PURPOSE; NATURE OF BUSINESS

1.1 Purpose; Nature of Business. The purpose of the Company shall be to engage in "Microlending" defined as small loans (micro-loans) to borrowers that are either unemployed, poor entrepreneurs or are living in poverty or those other borrowers who do not have access to the traditional financial and banking systems or other traditional sources of financing, and any lawful business relating to the origination, underwriting and lending of micro-loans or loans to non bankable small business including all activities related thereto that may be engaged in by a limited liability company organized under the Florida Limited Liability Company Act, as amended from time to time, Chapter 608, Florida Statutes (or the corresponding provision(s) of any succeeding law) (the "Act"), as such business activities may be determined by the Company's Managers from time to time.

1.2 Powers. The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

1.3 Effective Date; Enforceability. On the Effective Date and thereafter until the parties amend this Agreement, all rights, duties and liabilities of the Company and of the Members shall be valid and enforceable in accordance with the terms hereof.

ARTICLE II

MEMBERS

2.1 Initial Members. The Members of the Company as of this date and their percentage interests in the Company (the "Interests") are as set forth on Exhibit "A" and each shall be a member with the number of units, rights and conditions attached to each as provided in sections 2.2, 2.3 and 2.4. All communications to the members shall be addressed to the representatives designated in Exhibit "A", unless written notification to the contrary is provided by the Member to the Company, those changes effective after receipt of such notification. No interest shall accrue on any contribution, and the Members shall not have the right to withdraw or be repaid any contribution except as provided herein. The Members may, but are not obligated to, make additional capital contributions to the Company.

2.2 Limited Liability. No Member shall be liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

2.3 Admission of New Members. The approval of new members shall only be limited by the provisions contained in this operating agreement. Any new Members shall obtain Membership Interests and will participate in the Member rights and duties, net income and losses, and distributions of the Company on such terms as are determined hereunder.

2.4 Payments to Members. Except with the approval of all Members, no Member or any affiliate thereof may receive any direct or indirect compensation from the Company and the Company may not redeem or purchase any Member's Interest or any portion thereof.

ARTICLE III

MANAGEMENT

3.1 Management of the Company. The Company shall be managed by its President, who has the full authority and power to legally represent and bind the company in all its affairs and business. Additionally, the President shall appoint a Secretary. The President shall remain in its position unless removed by a majority of 76% or more of the total membership interests.

3.2 Consulting Board: The President shall also appoint a Consulting Board, composed of at least 9 of the other members of the company. An equal number of personal Alternate Members of the Consulting Board shall be appointed. The Consulting Board shall meet at least once a month to review and evaluate the performance of the company and will recommend and propose strategic and operational changes to the President. The initial 9 members of the Consulting Board are shown on Exhibit "B.

3.3 Miscellaneous. Other President shall also appoint all other officers that are deemed necessary. Any number of offices may be held by the same person. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Members. Any vacancy occurring in any office of the Company shall be filled by the Managers. The initial Officers of the Company shall be:

President	Francisco J. Gonzalez
Secretary	Omar Alireza

ARTICLE IV

CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS

4.1 Capital Accounts. The Company shall maintain a separate capital account (each a "Capital Account") for each Member pursuant to the principles of this Section and the applicable Internal Revenue Code provisions and regulations promulgated thereunder. The Capital Account of each Member shall initially be increased by the amount of the initial capital contribution of such Member. Such Capital Account shall be increased by: (i) the amount, if any, of subsequent capital contributions of such Member to the Company, (ii) the portion of any assignor's Capital Account attributable to any membership Interest which such assignor may assign to such Member; and (iii) such Member's allocable share of Company net income pursuant to Section 4.2 below. Such Capital Account shall be decreased by: (i) the amount of cash and the fair market value of any other property distributed to the Member by the Company pursuant to Section 4.3; and (ii) such Member's allocable share of net loss pursuant to Section 4.2.

4.2 Allocations. Subject to the provisions below, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, net income or loss of the Company shall be allocated to the Members in accordance with their Interests.

4.3 Distributions. Subject to the provisions of Section 4.1, cash out of profits shall be distributed with the approval of the Members annually. All distributions of property other than cash shall be made at such time as determined by the approval of the Members. All distributions shall be made in accordance with the Members' Interests in the Company.

4.4 Limitation Upon Distributions. No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act.

4.5 Taxation of the Company.

Solely for federal income tax purposes, each of the Members hereby recognizes that the Company will be subject to all provisions of Subchapter K of the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder. For such regulatory purposes the tax matters member/partner shall be The President.

ARTICLE V

DISSOLUTION AND WINDING UP

5.1 The Company shall be dissolved upon the first to occur of (a) the written consent of all of the Members or (b) the entry of a decree of judicial dissolution under the Act.

ARTICLE VI

BOOKS AND RECORDS; ACCOUNTING

6.1 Books and Records. The Managers shall keep, or cause to be kept, at the principal place of business of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company.

6.2 Accounting. The Company's annual accounting period for financial and tax purposes shall be the calendar year, and the Company shall use the cash method of accounting to compute its taxable income.

ARTICLE VII

TRANSFER OF MEMBERSHIP INTERESTS;

ADMISSION OF ADDITIONAL MEMBERS

7.1 Transfer of Membership Interests. No Member may transfer or pledge or otherwise dispose of his, her or its Interest in the Company or any portion thereof unless all of the other Members of its same Class, other than the Member proposing to dispose of his, her or its Interest approve of the proposed disposition by unanimous written consent; provided, however, that these restrictions shall not apply to transfers or pledges of an Interest or portion thereof to (i) a current equity holder of an entity Member, (ii) members of the immediate family of a Member or of a current equity holder of an entity Member, or (iii) any corporation, partnership, limited liability company or other legal entity owned solely by a Member, a current equity holder of an entity Member or any such family members. For purposes of this Section an equity interest in a Member shall be deemed to be an Interest in the Company and shall be subject to the restrictions set forth in this Section.

7.2 Additional Members. No additional Members shall be admitted to the Company except with the unanimous written consent of the majority of the Members of the Company. In the case of acquisition of interests from existing members, the rules contained in the following paragraph will apply. In the case of new Contributions required of new Members, the amount required shall be determined as of the time of admission to the Company.

7.3 Right of First Refusal among Members. If, more than one year after the date of this Agreement, a Member desires to sell all or a portion of its Interest pursuant to a bona fide third party offer, it shall first offer in writing to each of the other Members the right to either buy the offered Interest or participate in such sale on the terms offered by the third party (the "Offer"). Each of the other Members shall have 30 days after receipt of the Offer to accept the Offer and elect whether to buy or sell. If only one Member elects to buy the offered Interest, then such Interest shall be sold to it on the offered terms. If more than one Member elects to buy the offered Interest, then the accepting Members shall buy the offered Interest pro rata in accordance with their relative holdings of Interests. If none of the other Members elects to buy the offered Interest but one or more of them elects to participate in the sale, then such Member(s) shall join with the offering Member in the sale pro rata in accordance with their relative holdings of Interests. If the Offer is not timely accepted, the offering Member shall be free to sell the Interest covered by the Offer on the same terms and conditions set forth in the third party offer, provided that the sale is consummated within 60 days after the expiration of the 30-day period referred to above and provided that the transferee agrees in writing to be bound by the terms of this Agreement.

7.4 Tag-Along Rights. Whenever the Majority of the Members, sell their interest in the company, all of the other Members have the right to join the transaction and sell his or her minority stake in the company to the same buyer.

7.5 Drag-Along Rights. Whenever the Majority of the Members sell their interest all the Members can be forced by such majority to join in the sale of a company. The majority Members doing the dragging must give the minority Members the same price, terms, and conditions as any other Member, however, pricing of the majority may reflect a premium value due to the management control attached to it.

ARTICLE VIII

LIMITATION OF LIABILITY; INDEMNIFICATION

8.1 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members for any debts, liabilities or obligations of the Company. Except as otherwise expressly required by law, each Member, in such Member's capacity as such, shall have no liability in excess of (a) the amount of such Member's net capital contributions, (b) such Member's share of any assets and undistributed profits of the Company, and (c) the amount of any distributions required to be returned pursuant to Section 608.428 of the Act.

8.2 Indemnification. The Company (including any receiver or trustee of the Company) shall, to the fullest extent provided or allowed by law, indemnify and hold harmless each Member and Manager and each Member's and Manager's officers, directors, shareholders, members, agents, affiliates, heirs, legal representatives, successors and assigns (each, an "Indemnified Party") from, against and in respect of any and all liability, loss, damage and expense incurred or sustained by the Indemnified Party in connection with the business of the Company or by reason of any act performed or omitted to be performed in connection with the business of the Company or in dealing with third parties on behalf of the Company, including costs and attorneys' fees before and at trial and at all appellate levels, whether or not suit is instituted (which attorneys' fees may be paid as incurred), and any amounts expended in the settlement of any claims of liability, loss or damage; provided, however, that the act or omission of the Indemnified Party does not constitute fraud or willful misconduct by such Indemnified Party. The Company shall not pay for any insurance covering liability of any Member or Manager or the Member's or Manager's officers, directors, shareholders, members, agents, affiliates, heirs, legal representatives, successors and assigns for actions or omissions for which indemnification is not permitted hereunder; provided, however, that nothing contained herein shall preclude the Company from purchasing and paying for such types of insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person owning, managing and/or operating comparable property and engaged in a similar business or from naming a Member or Manager or any of the Member's or Manager's officers, directors, shareholders, members, agents, affiliates, heirs, legal representatives, successors or assigns or any Indemnified Party as additional insured parties thereunder. The provisions of this Article shall be in addition to and not in limitation of any other rights of indemnification and reimbursement or limitations of liability to which an Indemnified Party may be entitled under the Act, common law, or otherwise. Notwithstanding any repeal of this Article or other amendment hereof, its provisions shall be binding upon the Company (subject only to the exceptions above set forth) as to any, claim, loss, expense, liability, action or damage due to or arising out of matters which occur during or relate to the period prior to any such repeal or amendment of this Article.

ARTICLE IX

AMENDMENT

9.1 Amendment. This Agreement may not be altered or modified except by the written consent of all of the Members.

ARTICLE X

MISCELLANEOUS

10.1 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the undersigned, their legal representatives, heirs, successors and assigns.

10.2 Confidentiality. All business information received by any Class B or Class C members during the term of this agreement or thereafter, will be treated as confidential and such member acknowledges and stipulates that the use or disclosure is prohibited unless expressly authorized by the Member Managers. The term confidential information as used herein does not include information, whether written or oral (a) available in the public domain prior to the Effective Date of this Agreement, or becoming available in the public domain thereafter without breach hereof; (b) that was known by a Member prior to receipt from the other Member or the Company, provided, that such information was not disclosed subject to a confidentiality agreement or other document restricting its disclosure; (c) becomes known to a Member without confidential or proprietary restriction from a source (other than the other Member or the Company) which such Member reasonably believes does not owe a duty of confidentiality to the other Member or the Company; or (d) that was independently developed by a Member without the use of the Confidential Information of the other Member or the Company. Further notwithstanding the foregoing, any Member or Manager (and any owner, member, partner, director, officer, employee, agent, representative, adviser of any Member or Manager, and any Affiliate of the foregoing) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and the Property and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the U.S. federal income tax treatment or tax structure shall remain subject to the provisions of this Section 6.12 to the extent reasonably necessary to enable any person to comply with applicable securities laws. For this purpose, "tax treatment" means U.S. federal income tax treatment and "tax structure" is limited to any facts relevant to the U.S. federal income tax treatment of the transactions.

10.3 Applicable Laws. This Agreement and the rights and duties of the Members hereunder shall be governed by, and interpreted and construed in accordance with, the laws of the State of Florida.

10.4 Headings. The article and section headings in this Agreement are inserted as a matter of convenience and are for reference only and shall not be construed to define, limit, extend or describe the scope of this Agreement or the intent of any provision.

10.5 Number and Gender. Whenever required by the context hereof, the singular shall include the plural, and vice versa and the masculine gender shall include the feminine and neuter genders, and vice versa.

10.6 Entire Agreement. This Agreement contains the entire agreement among the parties concerning its subject matter, and it replaces all earlier agreements between them, whether written or oral, concerning its subject matter.

10.7 Severability. If any provisions of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of the Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.8 Members' Consent. Any consent of the Members required or contemplated hereunder shall be in writing. In all ordinary matters in which a vote is required, a vote of a majority-in-interest of the members shall be sufficient. However, fundamental decisions such as change of the line of business, distributions, liquidation or admission of new members including by new contributions to capital shall require the vote of at least a seventy six (76%) qualified majority in interest. If necessary to meet in order to produce decision, a Members Meeting could be called by any of the members providing the others thereafter and indicating the agenda. The only issues to be discussed and resolved in such meeting must be those in the Agenda, unless all present members agree to include other topic for consideration and/or resolution. The members meeting could proceed if at least 51% of the members voting powers are represented.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date first above written.

MEMBER:



By:____________________

Date: 10-10-2007

OUR MICROLENDING, LLC

By:



Date: 10.10.2007

EXHIBIT "A"

OUR MICROLENDING, LLC

SCHEDULE OF MEMBERS AND MEMBERSHIP INTERESTS

FRANCISCO J. GONZALEZ 100%

OUR MICROLENDING, LLC

____

By: ______________________________

Date: 10-10-2007

{M1662453_1}

EXHIBIT "B"

OUR MICROLENDING, LLC

SCHEDULE OF MEMBERS OF CONSULTING BOARD

FRANCISCO J. GONZALEZ

JOSE VAZQUEZ

JOSE R. RIVAS

FERNANDO DAVILA

RAFAEL SANTANDREU

JOSE T. CARRILLO-BATALLA

EMILIO SANTANDREU

DIRAN SARKISSIAN

JORGE VAN EEDERWIJK



OUR MICROLENDING, LLC

____

By: ______________________________

Date: 10-10-2007

Exhibit 3.2

Form of Notes

PROMISSORY NOTE

$________________ ____________, 2010

1. Promise to Pay. FOR VALUE RECEIVED, the undersigned, **Our MicroLending, LLC**, a Florida limited liability company, ("**Maker**"), hereby promises to pay to the order of ________________________ ("**Holder**"), at ____________________________________, or at such other place as Holder from time to time designates in writing, the principal sum ("**Principal Sum**") of __________________________ Dollars ($________), together with interest thereon and other sums herein referred to.

2. Interest Rate. The interest rate for this Note will be based on the formula set forth below and will vary according to the term of this Note. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rate for the Note will be set on the first Monday of each month at the start of business based on the T Bill yields that day. The initial interest rate will be the interest rate set on the first Monday of the month in which this Note is issued or extended in accordance with Section 4 hereof. Interest will be calculated and accrue daily based upon a 30-day month and a 360-day year.

(a) The interest rate for the Note is based on the following formula and varies according to the term of the Note as follows:

6 Months Note Rate = 6 Months T Bill plus 5.75%.
9 Months Note Rate = 6 Months T Bill plus 6.25%.
12 Months Note Rate = 1 Year T Bill plus 7.75%.
15 Months Note Rate = 1 Year T Bill plus 8.25%.
18 Months Note Rate = 1 Year T Bill plus 9.00%.

(b) T Bill is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of T Bill yield data will be the Federal Reserve or a similar credible source.

3. Interest Payments. Interest payments under this Note (each an "**Interest Payment**") will vary according to the Principal Sum. If the Principal Sum is less than $1,000, beginning on the date hereof, Maker shall make Interest Payments to Holder of accrued interest, (i) on an annual basis (on each one-year anniversary of the date hereof), or (ii) on the Maturity Date, at the Holder's option. If the Principal Sum is $1,000 or more, beginning on the date hereof, Maker shall make Interest Payments to Holder of accrued interest, (i) on a quarterly basis, the first of such payments pro-rated for the initial quarterly period, on each March 31, June 30, September 30 and December 31, (ii) on a semi-annual basis (on each sixth-month anniversary of the date hereof), or (iii) on the Maturity Date, at the Holder's option.

4. Maturity Date; Automatic Extension. All principal, interest and other amounts due hereunder shall be payable in full on ____________ (the "**Maturity Date**"); provided, however, the Maturity Date automatically shall be extended for an additional term of identical length, unless Holder presents this Note for payment within thirty (30) days of the Maturity Date. If the term of the Note is extended in accordance with this Section 4, the interest rate will be calculated as if newly issued in accordance with Section 2 hereof. Nothing in this Section 4 obligates, or should be construed as obligating, Holder to extend the Maturity Date, and if Holder elects not to present this Note for payment on one or more occasions, such decision(s) shall in no way obligate Holder to permit subsequent automatic extensions of the Maturity Date or excuse Maker from its obligation to pay this Note promptly when due. Holder's election to present this Note for payment may be made in Holder's sole and absolute discretion.

5. Method of Payment. If any amount payable under this Note shall be due on a day on which banks are required or authorized to close in Miami, Florida (any other day being a "**Business Day**"), such payment may be made on the next succeeding Business Day and such additional time shall be included in the computation of interest.

6. Prepayment. This Note may be prepaid in whole or in part at any time prior to the Maturity Date without premium or penalty.

7. Application of Payments. In the event Maker makes a partial prepayment of this Note, such prepaid amount shall be first applied to the payment of any costs and expenses for which Maker has become liable hereunder, next to the payment of accrued and unpaid interest, and lastly to the payment of principal.

8. Costs of Collection. Maker shall pay Holder's reasonable costs, expenses and attorneys' fees incurred in the exercise of any remedy hereunder, in any proceeding for the collection of the debt evidenced by this Note or in any litigation or controversy arising from or connected with this Note, including any bankruptcy, receivership, injunction, arbitration, mediation, or other proceeding, or any appeal therefrom.

9. Defaults. Time is of the essence of this Note. The occurrence of any of the following shall constitute a default under this Note:

(a) Failure of Maker to make payment when due hereunder (i) of any Interest Payment within five (5) days of when an Interest Payment is due, or (ii) of the entire outstanding balance of principal and interest on the Maturity Date; or

(b) If Maker shall voluntarily file a petition under the Federal Bankruptcy Code, as the same may from time to time be amended, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if Maker shall fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of Maker; or if Maker shall be adjudged a bankrupt, or upon dissolution, business failure or discontinuance of Maker as a going concern business; or if a trustee or receiver shall be appointed for Maker or for Maker's property; or if there is an attachment, execution or other judicial seizure of any portion of the assets of Maker, and such seizure is not discharged within ten (10) days;

then, upon the occurrence of any such events, at the option of Holder the entire outstanding principal balance due hereunder and all accrued and unpaid interest thereon shall become immediately due and payable in full.

10. Usury. If any court of competent jurisdiction should determine that the interest rate herein provided for exceeds that which is statutorily permitted for this type of transaction, the interest rate shall be reduced to the highest rate permitted by applicable law, with any excess interest theretofore collected being applied against principal or, if such principal has been fully repaid, returned to Maker on demand.

11. Waivers. Except as otherwise provided in this Note, Maker hereby waives presentment, demand of payment, notice of dishonor, protest, and notice of nonpayment, and any and all other notices and demands whatsoever. No covenant, condition, right or remedy in this Note may be waived or modified unless such waiver or modification is agreed to in writing executed by the party against whom such waiver would be enforced.

12. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

13. Partial Invalidity. If any section or provision of this Note is declared invalid or unenforceable by any court of competent jurisdiction, such determination shall not affect the validity or enforceability of the remaining terms hereof.

14. Successors. The terms of this Note shall be binding upon and insure to the benefit of the parties and their respective successors and assigns.

15. Notices. All notices and other communications from the Holder to Maker shall be deemed to have been duly transmitted and received only if in writing and shall be deemed effective upon the earlier of personal delivery to Maker (which shall include delivery by facsimile, Federal Express or similar service) or three (3) Business Days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the following address of Maker: 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, Attention: President and CEO.

IN WITNESS WHEREOF, Maker has caused this Note to be duly executed and delivered as of the date first above written.

MAKER:

Our MicroLending, LLC

By: ______________________________
Name:
Title:

#9827707_v3

Exhibit 6.1

Form of Our MicroLending, LLC Subscription Documents

Procedure for the Purchase of an Our MicroLending, LLC

Senior Unsecured Promissory Note:

If you are interested in purchasing a Senior Unsecured Promissory Note (the "Note") to be issued by Our MicroLending, LLC, a Florida limited liability company (the "Company"), you must:

a) Complete the attached Subscription Agreement (the "Subscription Agreement");

b) Provide a check or wire transfer payable to Our MicroLending, LLC; and

c) Deliver the Subscription Agreement and payment to:

[Emilio M. Santandreu]
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

The minimum subscription is $100. The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a Note in an amount smaller than you subscribed to purchase.

If the Company rejects your subscription in whole, the Company will return this Subscription Agreement and your payment. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any.

If the Company accepts your subscription in whole or in part, a copy of the Subscription Agreement will be returned to you, together with a Note in fully registered form that is payable to you in an amount equal to the amount subscribed for, or portion thereof, accepted by the Company. This will confirm your subscription and indicate how much of your subscription the Company has accepted.

Subscription No. _____

SUBSCRIPTION AGREEMENT

Between:	**Our MicroLending, LLC,** a Florida limited liability company	"Company"
And:	______________________	"Subscriber"
Subscribed Amount:	$____________________	
Dated:	___________, 20__	

WHEREAS, the Subscriber has received and carefully reviewed the Company's "Offering Circular" and other documents provided to Subscriber (collectively the "Disclosure Documents"), pursuant to which the Company is offering to sell up to $5.0 million in principal amount of its Senior Unsecured Promissory Notes (each a "Note" and collectively the "Notes"); and

WHEREAS, the Subscriber hereby irrevocably subscribes to acquire from the Company a Note in the original principal amount of the Subscribed Amount specified above; and

WHEREAS, the Subscriber and the Company are entering into this Subscription Agreement to provide for such acquisition and issuance and to establish various rights and obligations in connection therewith;

NOW, THEREFORE, in consideration of the premises and the terms, conditions and covenants herein contained, the parties hereby agree as follows:

1. Subscription. Upon the terms and subject to the conditions set forth in this Subscription Agreement and the Disclosure Documents, the Subscriber hereby subscribes for and agrees to purchase from the Company a Note in the Subscription Amount specified above. A check or wire transfer in full payment of the Subscribed Amount must be delivered to the Company contemporaneously with the execution and delivery of this Subscription Agreement.

2. Representations and Warranties of Subscriber. The Subscriber represents and warrants to the Company that:

2.1 Review of Disclosure Documents; Access to Information. The Subscriber has received and carefully read the Disclosure Documents. The Subscriber further confirms and represents that Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company requested by the Subscriber or the Subscriber's advisers; that all documents requested by the Subscriber or the Subscriber's advisers which could be reasonably provided have been made available for the Subscriber's inspection and review; and that the Subscriber has been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the Company and the terms and conditions of the offering, and any additional information which the Subscriber requested. The Subscriber acknowledges that the receipt of the Disclosure Documents is not intended to relieve the Subscriber of the Subscriber's obligation, as set forth in this Subscription Agreement, to independently review the Company and its business and prospects.

2.2 Disclosure Documents. The Subscriber acknowledges that: (a) the Disclosure Documents do not purport to be all-inclusive or to contain all of the information which is relevant to this investment decision; (b) the Company has prepared the Disclosure Documents using the best available information, but does not represent or warrant in any manner the accuracy or completeness of the information; and (c) most of the information in the Disclosure Documents constitute "forward-looking statements" about the Company's strategies, objectives, goals, expectations, results, plans and projections, that will likely differ materially from actual results. All statements other than statements of historical fact are forward-looking statements. The Subscriber acknowledges that he cannot rely on the accuracy of any forward-looking statements.

2.3 Knowledge and Experience. The Subscriber meets those suitability requirements as set forth in the Disclosure Documents (and the Offering Circular in particular). The Subscriber warrants that he, she or it has such knowledge or experience in financial, tax and other business matters that he, she or it is capable, either alone or together with his, her or its purchaser representative (if any) of evaluating the merits and risks of this investment.

2.4 Ability to Bear Loss; Risk Factors. The Subscriber is able to bear the economic risk of the investment, which could result in a total loss of the investment. The Subscriber realizes that there are substantial risk factors associated with an investment in the Note, as described in the Disclosure Documents.

2.5 Opportunity to Consult Advisers. The Subscriber has had the opportunity, and has been encouraged by the Company, to consult the Subscriber's financial, tax and legal advisers in determining whether to invest in the Note.

2.6 Exempt Sale. The Subscriber acknowledges that the Note is being sold by Company in reliance upon an exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder, and further acknowledges that the Note must be held indefinitely. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Note unless it is registered under the Act and qualified under applicable state securities or "blue sky" laws or unless an exemption from such registration and qualification requirements is available.

2.7 Legend; Unregistered Securities. It is understood that any certificates or other documents evidencing the Note may bear a legend substantially as follows:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT

SUCH REGISTRATION IS NOT REQUIRED. THIS NOTE IS SUBJECT TO THE TERMS OF THE SUBSCRIPTION AGREEMENT UNDER WHICH IT WAS ISSUED."

The Subscriber hereby agrees that the Company shall be required to refuse to register any transfer of the Note not made pursuant to registration under the Act, or pursuant to an available exemption from registration.

2.8 No Public Market for Company's Securities. The Subscriber understands that there is no public market for the Note. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Note under the Act. The Subscriber further acknowledges that the Company may, if it desires, require as a condition to the transfer of the Note that the Subscriber's request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company that the proposed transfer will not violate the Act or any applicable state "blue sky" laws.

2.9 Right of Company to Reject Subscriptions. The Subscriber understands that the Company reserves the unrestricted right to reject or limit any subscription.

2.10 No Representations by Agents or Employees of the Company. The Subscriber hereby represents that, except as set forth in the Disclosure Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Disclosure Documents and the results of independent investigation by the Subscriber.

2.11 Execution and Delivery of Subscription Agreement. This Subscription Agreement has been duly executed and delivered by the Subscriber and constitutes the legal, valid, binding and enforceable obligation of such Subscriber, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

2.12 Accuracy of information Provided by Subscriber. The Subscriber hereby represents and warrants that the information furnished by the Subscriber in this Subscription Agreement is true and correct.

2.13 Survival of Representations and Warranties. Each of the representations and warranties in this Section 2 shall survive the execution and delivery of this Subscription Agreement.

2.14 Indemnification of the Company. The Subscriber hereby agrees to hold the Company and its directors, officers, representatives, agents, accountants, attorneys, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained herein or any sale or distribution by the undersigned Subscriber in violation of any applicable securities laws.

3. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber that:

3.1 Status of Company. The Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Florida and has the corporate power to conduct the business which it conducts and proposes to conduct.

3.2 Status of Note. The Note has been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be valid and binding obligation of the Company enforceable in accordance with its terms.

3.3 Execution and Delivery of Subscription Agreement. This Subscription Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

3.4 No Conflict. The execution, delivery or performance of this Subscription Agreement by the Company will not (a) conflict with the Company's Articles of Organization or Operating Agreement, or (b) result in any material breach of any terms or provisions of, or constitute a material default under, any contract, agreement or instrument to which the Company is a party or by which the Company is bound.

3.5 Securities Exemption. The offer, sale and issuance of the Note, are being made pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder.

3.6 Effect of Breach. The Subscription evidenced by this Subscription Agreement shall be conditioned upon all of the foregoing representations and warranties being true and correct.

3.7 Survival of Representations and Warranties. Each of the representations and warranties in this Section 3 shall survive the execution and delivery of this Subscription Agreement.

3.8 Indemnification of Subscriber. The Company does hereby agree to indemnify and hold harmless the Subscriber from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys' fees) arising out of or relating to a breach by the Company of any of the Company's representations or warranties herein contained.

4. Miscellaneous Terms.

4.1 Notices. Except as otherwise provided in this Subscription Agreement, any notice required or permitted to be given pursuant to the provisions of this Subscription Agreement shall be effective as of the day personally delivered, or if sent by mail, on the third day after deposit with the United States Postal Service, prepaid and addressed to the intended recipient at the address set forth below the signature of such party to this Subscription

Agreement or such other address specified in writing by such party pursuant to written notice in accordance herewith, or, if sent by facsimile, when confirmed.

4.2 Integration. This Subscription Agreement constitutes the entire agreement between the parties pertaining to the subject matter of the transactions contemplated by this Subscription Agreement. This Subscription Agreement supersedes all written or oral, prior and contemporaneous agreements, representations, warranties and understandings of the parties with respect thereto.

4.3 Applicable Law. This Agreement and all actions arising out of or in connection with this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

4.4 Counterparts; Facsimile Signatures. This Subscription Agreement may be executed in several counterparts and all counterparts so executed shall constitute one Subscription Agreement binding on all parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart. Facsimile or PDF signatures shall be acceptable as if original signatures had been exchanged.

4.5 Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Subscription Agreement to be illegal, unenforceable or invalid in whole or in part for any reason, such provision shall be adjusted rather than voided, if possible to achieve the intent of the parties to the extent possible, and in any event the validity and enforceability of the remaining sections shall not be affected unless an essential purpose of this Subscription Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision. Without limiting the foregoing, in the event that any provision of this Subscription Agreement relating to time period and areas of restriction shall be declared by an arbitrator or court of competent jurisdiction to exceed the maximum time period or areas such arbitrator or court deems reasonable and enforceable, the agreed upon time period and areas of restriction shall be deemed to become and thereafter be the maximum time period and areas which said arbitrator or court deems reasonable and enforceable.

4.6 Amendment or Modification. This Subscription Agreement may be amended or modified from time to time only by a written instrument executed by all parties hereto.

4.7 Other Actions. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

4.8 Taxpayer Identification Number/Backup Withholding Certification. The Subscriber hereby certifies that (a) the taxpayer identification provided under the Subscriber's signature is correct and (b) the Subscriber is not subject to backup withholding because (i) he, she or it has not been notified that it is subject to backup withholding as a result of failure to report interest and dividends or (ii) the Internal Revenue Service has not notified the Subscriber that he, she or it is subject to backup withholding.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of THE ______ day of ________, 20__.

PRINCIPAL AMOUNT OF PROMISSORY NOTE: $____________

______________________________	______________________________
Signature	Signature (if purchasing jointly)
______________________________	______________________________
Name Typed or Printed	Name Typed or Printed
______________________________	______________________________
Address	Address
______________________________	______________________________
City, State and Zip Code	City, State and Zip Code
______________________________	______________________________
Telephone	Telephone
______________________________	______________________________
Facsimile	Facsimile
______________________________	______________________________
Tax ID# or Social Security #	Tax ID# or Social Security #

Name in which Note should be issued:

____

This Subscription Agreement is agreed to and accepted as of _________________, 20__, with respect to a Note in the amount of $________________.

Our MicroLending, LLC

By: __________________________

Name:

Title:

INDIVIDUAL INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the _____ day of______________, 20__.

PRINCIPAL AMOUNT OF PROMISSORY NOTE: $____________

____
Name of Entity/Institution

____
Address (If Applicable)

____
City, State and Zip Code

____
Telephone

____
Facsimile

____
Signature

____
Name (Typed or Printed) and Title/Position of Individual Signing on Behalf of Entity/Institution

Name in which Note should be issued:

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Dated:______________, 20__

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Number of Members/Partners (If Applicable)

____
Number of Shareholders

____
State of Formation

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Date of Formation

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Tax ID# or Social Security # of Institution

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Facsimile - Business

This Subscription Agreement is agreed to and accepted as of ________________, 20__, with respect to a Note in the amount of $________________.

Our MicroLending, LLC

By: __________________________
Name:
Title:

CORPORATE ENTITY/INSTITUTIONAL INVESTOR SIGNATURE PAGE

Exhibit 6.2

Form of Independent Contractor Agreement with Specialist

INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the "Agreement") dated as of May 17th. 2010 (the "Execution Date"), is entered into by and between OUR Microlending LLC, a Florida corporation (the "Company"), and
and Social Security # , (the "Contractor").

WHEREAS, the parties desire to set forth in this Agreement the terms and conditions under which Contractor will provide consulting services for the Company regarding Microcredit Program (the "Project").

NOW THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the foregoing preliminary statement is true and further agree as follows:

AGREEMENT

1. Contractor's Duties. The Company hereby retains Contractor to perform, and Contractor shall perform all advisory and consultative services that the Company shall from time to time reasonably request relating to the Project. The Contractor agrees that he will provide such services for the Company on an exclusive basis and shall not perform the same or similar services for any other person or entity during the Term of this Agreement (as defined below).

2. Remuneration and Expenses.

(a) As compensation for the Contractors services, the Company shall pay the Contractor a monthly fee (the Monthly Fee) depending on the productivity following the next ranks: up to twenty four (24) active loans the fee will be $1000, between twenty five (25) and forty nine (49) active loans the fee will be $1375, between fifty (50) and seventy four (74) active loans the fee will be $1800, between seventy five (75) and ninety nine (99) active loans the fee will be $2300, between one hundred (100) and one hundred twenty nine (129) active loans the fee will be $2900 and from one hundred thirty (130) active loans and further the fee is $3500; payable on every 4th of each following month, plus commissions (describes in other document named "OUR Variable Remuneration" agreed by both parts of this agreement) payable on the same date. See details

(b) The Company shall pay for or reimburse Contractor for all reasonable, necessary and ordinary expenses incurred in the performance of the Contractors services. Such reimbursement shall be $200 monthly for transportation expenses and mileage when the Contractors achieve less than forty nine (49) active loans, $300 monthly for transportation expenses and mileage when the Contractors achieve less than seventy four (74) active loans and from seventy five active loans and further the reimbursement shall be $350 monthly for transportation expenses and mileage.

3. Control by Company. Contractor agrees that the Company shall have the unlimited right to supervise and control Contractor and direct Contractor during the provision of the consulting services.

4. Term of Agreement.

(a) Unless terminated earlier under the provisions of this Agreement, the term of this Agreement shall be for a period of 6 months (the "Term") commencing on the Execution Date. Thereafter, the Term may be extended on a year-to-year basis at the election of the Company.

(b) Notwithstanding the foregoing, this Agreement may be canceled by the Company, at its sole discretion, upon 30 days prior written notice to the Contractor.

5. Termination. The Company may terminate the Contractor, at any time and without prior notice, for willful violation of the terms and conditions of this Agreement.

6. Confidential Information. Contractor acknowledges that as a result of his engagement with the Company, Contractor will acquire knowledge of and may make use of certain information which is of a special and unique nature which includes, but is not limited to, such matters as the Company=s trade secrets, systems, procedures, manuals, confidential reports, and lists of customers or clients, which are deemed for all purposes confidential and proprietary, as well as the nature and type of services the Company renders, the equipment and methods used by the Company or the customers or clients of the Company, and the fees that customers or clients pay to the Company (collectively, the Confidential Information). Contractor acknowledges that the Confidential Information is a valuable, special and unique asset of the Company which is essential to the continuation of the Business. As used herein, the Business of the Company includes the FUD, FEC, Credit Analysis and Promissory Note of any client or any other business engaged in by the Company during the term of Contractors engagement with the Company.

A presumption shall exist that all information relating to the Business is Confidential Information and such presumption may be rebutted only by a demonstration that such information is common knowledge in the industry or business community in which the Company is engaged. The parties acknowledge that the normal business affairs of the Company will be seriously disrupted if the Company were required during the course of business to identify any specific information or document as Confidential Information, and accordingly, the Company is under no duty to Contractor during the course of business to identify any information or document as Confidential Information.

7. Confidentiality. Contractor agrees to keep in strict secrecy and confidence any and all Confidential Information of which Contractor knows of or to which Contractor has access that has not been publicly disclosed and is not a matter of common knowledge with respect to the Business. Contractor will not, without the Company's prior written consent, disclose any such Confidential Information to any third person or entity.

8. Restrictive Covenants. The following covenants against solicitation and competition shall be effective for a period of one year following the last day of the later of: (i) the expiration of the Term of this Agreement; or (ii) any period for which Contractor is receiving compensation from the Company (the Restriction Period). The Restriction Period shall be extended by the length of any period during which Contractor is in breach of the terms of this Section 8.

In consideration of this Agreement, and in light of the understandings of the parties set forth herein, Contractor agrees that during the Restriction Period, Contractor will not do any of the following (the Restrictive Covenants):

(a) during the term of Contractors engagement with the Company, engage, directly or indirectly, in any business which is the same or similar to the Business or is competitive with the Business of the Company (a Competitive Business) within the United States (the Restrictive Territory), or in any market in which the Company is then currently or has during the term of this Agreement been engaged in the Business;

(b) without the prior written consent of the Company, directly or indirectly own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as a partner, member, stockholder, Contractor or otherwise, any person that engages in any Competitive Business within the Restrictive Territory; *provided, however*, that, for the purposes of this Agreement, ownership of securities having no more than five percent of the outstanding voting power of any person engaged in a Competitive Business or Businesses which are listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed to be in violation of this Agreement so long as the person owning such securities has no other connection or relationship with such competitor;

(c) Solicit or attempt to solicit any present, past or pending customer of the Company; or

(d) Hire or attempt to hire or entice any employee, broker, vendor or other agent or business affiliate of the Company.

9. Reasonableness of Restrictions.

(a) Each party to this Agreement has independently consulted with his counsel and after such consultation agrees that the covenants set forth in this Agreement are reasonable and proper. Accordingly, Contractor agrees that the Restrictive Covenants above are no greater than are reasonably necessary to protect the Company in its legitimate interests. In light of these understandings, Contractor and the Company agree that the covenants set forth hereinabove are reasonable and will not unduly restrict Contractor in securing other employment in the event of such termination.

(b) The Company and Contractor further agree that if any Restrictive Covenants are held in a final judgment or determination of any court of law or administrative agency of competent jurisdiction to be over-broad or otherwise unenforceable in any respect, such provision shall be deemed to be amended and shall be binding upon Contractor to the maximum extent deemed reasonable and enforceable by such court or administrative agency. Without limitation of the foregoing, the parties agree that in the event that any of the Restrictive Covenants are deemed to be unreasonable, the remaining Restrictive Covenants shall be enforced.

10. Specific Performance. The parties agree that damages at law will be an insufficient remedy to the Company in the event Contractor violates the Restrictive Covenants, therefore it is agreed that the Company, in addition to the other remedies available, shall be entitled, as a matter of right, to injunctive relief in any court of competent jurisdiction, plus reasonable attorneys= fees for securing such relief.

11. Independent Contractor Status. The relationship between Company and Contractor shall be solely as independent contractor and neither party shall be deemed a joint venturer, partner agent, representative or employee of the other. Contractor is solely responsible for securing, at his sole cost, Workers Compensation insurance, disability benefits insurance and any other insurance as may be required by law. The Company will not provide, nor will it be responsible for, benefits for Contractor. Any such benefits, if provided by Contractor himself, including, but not limited to, health insurance, office space, paid vacations, paid holidays, sick leave or disability insurance coverage of whatever nature, shall be secured and paid for by Contractor.

12. Tax Duties & Responsibilities. Contractor is responsible for the payment of all required payroll taxes, whether Federal, state or local in nature, including, but not limited to, income taxes, Social Security taxes, Federal Unemployment Compensation taxes and any other fees, charges, licenses or other payments required by law.

13. Binding Effect; Assignment. The terms and provisions of this Agreement shall be binding upon the parties and their heirs, legal representatives, successors, and assigns. Contractor shall not assign its rights hereunder without the prior written consent of Company,

which such consent, due to the specialized nature of the work being performed, may be withheld in Company=s sole discretion.

14. Entire Agreement. This Agreement contains the entire understanding of the parties and merges and supersedes any prior or contemporaneous agreements between the parties relating to this Agreement=s subject matter. This Agreement may not be modified or terminated orally, and no modification, termination or attempted waiver of any of the provisions shall be binding unless in writing and signed by the party against whom it is sought to be enforced.

15. Notices. Whenever any notice, demand or request is required or permitted under this Agreement, that notice, demand or request shall be either hand-delivered in person or sent by United States Mail, registered or certified, postage prepaid, or delivered via overnight courier to the addresses below or to any other address that either party may specify by notice to the other party. Neither party shall be obligated to send more than one notice to the other party nor notice of a change of address shall be effective until received by the other party. A notice shall be deemed received upon hand delivery, two business days after posting in United States Mail or one business day after dispatch by overnight courier.

16. Headings. The headings of the paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise affect the construction of the terms or provisions of this Agreement. References in this Agreement to Sections are to the sections of this Agreement.

17. Severability. The invalidity or unenforceability of any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement or any part of any provision, all of which are inserted conditionally on their being valid in law, and in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid or unenforceable, this Agreement shall be construed as if such invalid or unenforceable word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted or shall be enforced as nearly as possible according to their original terms and intent to eliminate any invalidity or unenforceability.

18. Governing Law. This Agreement is made and executed and shall be governed by the laws of the State of Florida, without regard to its conflicts of laws principles.

19. Arbitration. Any controversy or claim arising out of or related to this Agreement shall be settled by arbitration in accordance with the rules and under the rules of the American Arbitration Association; and any arbitration shall be conducted in the City of Fort Lauderdale in the State of Florida. The arbitrator(s) shall make written findings of fact and conclusions of law. The prevailing party (as determined by the arbitrator(s)) shall be entitled to all legal fees and associated costs.

20. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

21. Additional Acts. Employee and the Company each agrees to execute, acknowledge and deliver all further instruments, agreements or documents and do all further acts that are necessary or expedient to carry out this Agreement=s intended purposes.

22. Construction. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted, including any presumption of superior knowledge or responsibility based upon a party=s

business or profession or any professional training, experience, education or degrees of any member, agent, officer or employee of any party. If any words in this Agreement have been stricken out or otherwise eliminated (whether or not any other words or phrases have been added) and the stricken words initialed by the party against whom the words are construed, this Agreement shall be construed as if the words so stricken out or otherwise eliminated were never included in this Agreement and no implication or inference shall be drawn from the fact that those words were stricken out or otherwise eliminated.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

By:______________________________

Name:____________________________

Title:_____________________________

CONTRACTOR

Exhibit 6.3

Commercial Lease Agreement dated November 7, 2007

Commercial Lease Agreement

THIS LEASE (this "Lease") dated this 7 ** day of** November , 2007

BETWEEN:

1790 Coral Way LLC
Address: 4535 Ponce De Leon Blvd
Telephone: (305) 740-0819 Fax: (305) 740-0839
(the "Landlord")
OF THE FIRST PART

- AND -

Omar Alireza
Address: 1790 SW 22 ST Suite 201
Miami, FL 33145.
(the "Tenant")
OF THE SECOND PART

IN CONSIDERATION OF the Landlord leasing certain premises to the Tenant, the Tenant leasing those premises from the Landlord and the mutual benefits and obligations set forth in this Lease, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Lease agree as follows:

Leased Premises

1. The Landlord agrees to rent to the Tenant the office space municipally described as 1790 SW 22 St., Suite 201, Miami, Fl. 33145 , (the "Premises") which is located approximately as shown in red on Schedule "A" (where is schedule A) attached to and incorporated in the Lease and comprises a Leasable Area of 1515 · square feet. The Premises will be used for only the following permitted use (the "Permitted Use"):. Neither the Premises nor any part of the Premises will be used at any time during the term of this Lease by Tenant for any purpose other than the Permitted Use.

2. No pets or animals are allowed to be kept in or about the Premises or in any common areas in the building containing the Premises. Upon thirty (30) days notice, the Landlord may revoke any consent previously given under this clause.

3. Subject to the provisions of this Lease, the Tenant is entitled to the use of parking (the 'Parking') on or about the Premises. Only properly insured motor vehicles may be parked in the Tenant's space.

Term

4. The term of the Lease is for 3 years to commence at 12:00 noon on November 19, 2007.

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5. Upon 3 days notice, the Landlord may terminate the tenancy under this Lease if the Tenant has defaulted in the payment of any portion of the Rent when due.

6. Upon 10 days notice, the Landlord may terminate the tenancy under this Lease if the Tenant fails to observe, perform and keep each and every of the covenants, agreements, stipulations, obligations, conditions and other provisions of this Lease to be observed, performed and kept by the Tenant and the Tenant persists in such default beyond the said 10 days notice.

7. Notwithstanding that the term of this Lease commences on November 19, 2007, the Tenant is entitled to possession of the Premises at 12:00 noon on November 19, 2007.

Rent

8. Subject to the provisions of this Lease, the Tenant will pay a rent (the " Rent") of $3,125.00 plus sales tax per month for the Premises, which includes a monthly charge for the Parking (collectively the " Rent").

9. The Tenant will pay the Rent on or before the first of each and every month of the term of this Lease to the Landlord at 4535 Ponce De Leon Blvd, Coral Gables Fl. 33146, or at such other place as the Landlord may later designate.

10. The Rent for the Premises will increase over the Term of the Lease as follows: First Year- $3,275.13 Second Year- $3,438.88 Third Year- $3,610.82.

11. The Tenant will be charged an additional amount of 5% of the Rent for any late payment of Rent.

Use and Occupation

12. The Tenant will use and occupy the Premises only for the Permitted Use and for no other purpose whatsoever.

13. The Tenant covenants that the Tenant will carry on and conduct its business from time to time carried on upon the Premises in such manner as to comply with all statutes, bylaws, rules and regulations of any federal, provincial, municipal or other competent authority and will not do anything on or in the Premises in contravention of any of them.

Advance Rent and Security Deposit

14. On execution of this Lease, The Tenant will pay the Landlord advance rent (the "Advance Rent") to be held by the Landlord without interest and to be applied on account of the first and last installments of Rent as they fall due and to be held to the extent not so applied as security for and which may be applied by the Landlord to the performance of the covenants and obligations of the Tenant under this Lease.

15. On execution of this Lease, The Tenant will pay the Landlord a security deposit equal to the amount of $3,275.13 (the "Security Deposit") to be held by the Landlord without interest. The Landlord will return the Security Deposit to the


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Tenant at the end of this tenancy, less such deductions as provided in this Lease but no deduction will be made for damage due to reasonable wear and tear.

16. The Tenant may not use the Security Deposit as payment for the Rent.

17. Within 30 days after the termination of this tenancy, the Landlord will deliver or mail the Security Deposit less any proper deductions or with further demand for payment to: ______________________________, or at such other place as the Tenant may advise.

Quiet Enjoyment

18. The Landlord covenants that on paying the Rent and performing the covenants contained in this Lease, the Tenant will peacefully and quietly have, hold, and enjoy the Premises for the agreed term.

Distress

19. If and whenever the Tenant is in default in payment of any money, whether hereby expressly reserved or deemed as rent, or any part of the rent, the Landlord may seize the Tenant's goods, chattels and equipment from the Premises or seize and remove any goods, chattels and equipment at any place to which the Tenant or any other person may have removed them, and demand payment from Tenant. If such payment is not tendered in ten (10) days, then Landlord may remove and sell such goods, chattels and equipment in the same manner as if they had remained and been distrained upon the Premises.

Overholding

20. If the Tenant continues to occupy the Premises with the written consent of the Landlord after the expiration or other termination of the term, then, without any further written agreement, the Tenant will be a month-to-month tenant at a minimum monthly rental equal to twice the Rent and subject always to all of the other provisions of this Lease insofar as the same are applicable to a month-to-month tenancy and a tenancy from year to year will not be created by implication of law. The Landlord will give written notice 3 months prior to the expiration of the lease.

21. If the Tenant continues to occupy the Premises without the written consent of the Landlord at the expiration or other termination of the term, then the Tenant will be a tenant at will and will pay to the Landlord, as liquidated damages and not as rent, an amount equal to twice the Rent plus any Additional Rent during the period of such occupancy, accruing from day to day and adjusted pro rata accordingly, and subject always to all the other provisions of this Lease insofar as they are applicable to a tenancy at will and a tenancy from month to month or from year to year will not be created by implication of law; provided that nothing herein contained will preclude the Landlord from taking action for recovery of possession of the Premises.

Additional Rights on Reentry

22. If the Landlord reenters the Premises or terminates this Lease, then:

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1. notwithstanding any such termination or the term thereby becoming forfeited and void, the provisions of this Lease relating to the consequences of termination will survive;
2. the Landlord may expel and remove, forcibly, if necessary, the Tenant, those claiming under the Tenant and their effects, as allowed by law, without being taken or deemed to be guilty of any manner of trespass;
3. in the event that the Landlord has removed the property of the Tenant, the Landlord may store such property in a public warehouse or at a place selected by the Landlord, at the expense of the Tenant. If the Landlord feels that it is not worth storing such property given its value and the cost to store it, then the Landlord may dispose of such property in its sole discretion and use such funds, if any, towards any indebtedness of the Tenant to the Landlord. The Landlord will not be responsible to the Tenant for the disposal of such property other than to provide any balance of the proceeds to the Tenant after paying any storage costs and any amounts owed by the Tenant to the Landlord;
4. the Landlord may relet the Premises or any part of the Premises for a term or terms which may be less or greater than the balance of the term of this Lease remaining and may grant reasonable concessions in connection with such reletting including any alterations and improvements to the Premises; and
5. after reentry, the Landlord may procure the appointment of a receiver to take possession and collect rents and profits of the business of the Tenant, and, if necessary to collect the rents and profits the receiver may carry on the business of the Tenant and take possession of the personal property used in the business of the Tenant, including inventory, trade fixtures, and furnishings, and use them in the business without compensating the Tenant;
6. after reentry, the Landlord may terminate the Lease on giving 5 days written notice of termination to the Tenant. Without this notice, reentry of the Premises by the Landlord or its agents will not terminate this Lease;
7. the Tenant will pay to the Landlord on demand:
    1. all rent, Additional Rent and other amounts payable under this Lease up to the time of reentry or termination, whichever is later;
    2. reasonable expenses as the Landlord incurs or has incurred in connection with the reentering, terminating, reletting, collecting sums due or payable by the Tenant, realizing upon assets seized; including without limitation, brokerage, fees and expenses and legal fees and disbursements and the expenses of keeping the Premises in good order, repairing the same and preparing them for reletting; and
    3. as liquidated damages for the loss of rent and other income of the Landlord expected to be derived from this Lease during the period which would have constituted the unexpired portion of the term had it not been terminated, at the option of the Landlord, either:



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1. an amount determined by reducing to present worth at an assumed interest rate of twelve percent (12%) per annum all Rent and estimated Additional Rent to become payable during the period which would have constituted the unexpired portion of the term, such determination to be made by the Landlord, who may make reasonable estimates of when any such other amounts would have become payable and may make such other assumptions of the facts as may be reasonable in the circumstances; or
2. an amount equal to the Rent and estimated Additional Rent for a period of six (6) months.

Inspections

23. The Landlord and the Tenant will complete, sign and date an inspection report at the beginning and at the end of this tenancy.

24. At all reasonable times during the term of this Lease and any renewal of this Lease, the Landlord and its agents may enter the Premises to make inspections or repairs, or to show the Premises to prospective tenants or purchasers upon 24 hours notice to the Tenant.

Renewal of Lease

25. Upon giving written notice no later than 90 days before the expiration of the term of this Lease, the Tenant may renew this Lease for an additional term. All terms of the renewed lease will be the same except for this renewal clause and the amount of the rent.

Tenant Improvements

26. The Tenant will obtain written permission from the Landlord before doing any of the following:
    1. applying adhesive materials, or inserting nails or hooks in walls or ceilings other than two small picture hooks per wall;
    2. painting, wallpapering, redecorating or in any way significantly altering the appearance of the Premises;
    3. removing or adding walls, or performing any structural alterations;
    4. installing a waterbed(s);
    5. changing the amount of heat or power normally used on the Premises as well as installing additional electrical wiring or heating units;
    6. placing or exposing or allowing to be placed or exposed anywhere inside or outside the Premises any placard, notice or sign for advertising or any other purpose; or
    7. affixing to or erecting upon or near the Premises any radio or TV antenna or tower.

Attorney Fees

27. In the event that any action is filed in relation to this Lease, the unsuccessful party in the action will pay to the successful party, in addition to all the sums that either

party may be called on to pay, a reasonable sum for the successful party's attorney fees.

Governing Law

28. It is the intention of the parties to this Lease that the tenancy created by this Lease and the performance under this Lease, and all suits and special proceedings under this Lease, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Florida, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Severability

29. If there is a conflict between any provision of this Lease and the applicable legislation of the State of Florida (the "Act"), the Act will prevail and such provisions of the Lease will be amended or deleted as necessary in order to comply with the Act. Further, any provisions that are required by the Act are incorporated into this Lease.

Assignment and Subletting

30. Without the prior, express, and written consent of the Landlord, the Tenant will not assign this Lease, or sublet or grant any concession or license to use the Premises or any part of the Premises. A consent by Landlord to one assignment, subletting, concession, or license will not be deemed to be a consent to any subsequent assignment, subletting, concession, or license. An assignment, subletting, concession, or license without the prior written consent of Landlord, or an assignment or subletting by operation of law, will be void and will, at Landlord's option, terminate this Lease.

Additional Provisions

31. Insurance Requirement: Tenant shall obtain and keep in force during the term insurance policy(s) as follows: a) Casualty insurance, insuring landlord and tenant as their interests may appear, against loss or damage by fire and other risk from time to time included under "all risks" policies, including plate glass, in the amount of the full replacement cost of the leasehold improvements in the premises, and all furniture, trade fixtures, equipment, and all other items of tenants property in the premises, and having a deductible of not more than ONE THOUSAND AND 00/100($1,000); and, b) Comprehensive general liability, including public liability and property damage insurance, and broad form contractual liability insurance insuring Tenant's indemnity obligations under this lease, insuring both landlord and tenant against any liability arising out of the ownership, use, occupancy or maintenance of the premises and all areas appurtenant thereto, with limits of not less than $1,000,000.00 for personal injury, bodily injury, death, or for damage or injury to or destruction of property (including the loss of use thereof) for any one occurrence, The limit of said insurance under a blanket policy, providing, however, said insurance shall have a landlord's protective liability endorsement attached thereto. Tenant shall deliver to landlord prior to the commencement of any construction work in the , premises, and prior to the expiration of nay policies previously furnished to landlord, copies of the policies of the insurance required herein or certificates evidencing the existence and amounts of such insurance with loss payable clauses satisfactory to landlord. if tenant shall fail to procure and maintain the required insurance, or fail

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to deliver to landlord copies of the policies of the insurance or certificates evidencing the existence and amounts of such insurance, Landlord may, but shall not be required to, upon five (5) days' notice to tenant , procure and maintain the required insurance; and , in the event landlord does obtain the required insurance on behalf of the tenant, then the cost so expended by landlord plus and administration fee equal to ten percent (10" of that sum, shall be paid by tenant to landlord within five (5) business days after demand therefore. Insurance required hereunder shall be underwritten by companies rated A , AAA or better in Best's Insurance Guide. No policy shall be cancelable or subject to reduction of coverage except after thirty (30) days' prior written notice to landlord. .

32. Parking: The tenant will receive a total of 3 parking spaces. Tenant will receive two designated parking space at the back property located at 2250 SW 18 Ave and another space at Our Lady of Lebanon Church.

Maintenance

33. The Tenant will, at its sole expense, keep and maintain the Premises and appurtenances in good and sanitary condition and repair during the term of this Lease and any renewal of this Lease.

34. The Tenant will be responsible at its own expense to replace all electric light bulbs, tubes, ballasts or fixtures serving the Premises.

Care and Use of Premises

35. The Tenant will promptly notify the Landlord of any damage, or of any situation that may significantly interfere with the normal use of the Premises or to any furnishings supplied by the Landlord.

36. Vehicles which the Landlord reasonably considers unsightly, noisy, dangerous, improperly insured, inoperable or unlicensed are not permitted in the Tenant's parking stall(s), and such vehicles may be towed away at the Tenant's expense. Parking facilities are provided at the Tenant's own risk. The Tenant is required to park in only the space allotted to them.

37. The Tenant will not make (or allow to be made) any noise or nuisance which, in the reasonable opinion of the Landlord, disturbs the comfort or convenience of other tenants.

38. The Tenant will not engage in any illegal trade or activity on or about the Premises.

39. The Landlord and Tenant will comply with standards of health, sanitation, fire, housing and safety as required by law.

40. At the expiration of the lease term, the Tenant will quit and surrender the Premises in as good a state and condition as they were at the commencement of this Lease, reasonable use and wear and damages by the elements excepted.

Hazardous Materials



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41. The Tenant will not keep or have on the Premises any article or thing of a dangerous, flammable, or explosive character that might unreasonably increase the danger of fire on the Premises or that might be considered hazardous by any responsible insurance company.

Rules and Regulations

42. The Tenant will obey all rules and regulations posted by the Landlord regarding the use and care of the Building, parking lot, laundry room and other common facilities that are provided for the use of the Tenant in and around the Building on the Premises.

General Provisions

43. Any waiver by the Landlord of any failure by the Tenant to perform or observe the provisions of this Lease will not operate as a waiver of the Landlord's rights under this Lease in respect of any subsequent defaults, breaches or nonperformance and will not defeat or affect in any way the Landlord's rights in respect of any subsequent default or breach.

44. Where there is more than one Tenant executing this Lease, all Tenants are jointly and severally liable for each other's acts, omissions and liabilities pursuant to this Lease.

IN WITNESS WHEREOF 1790 Coral Way LLC and Omar Alireza have duly affixed their signatures by duly authorized officers under seal on this _____ day of ____________,

11/7/07

Joanna Chan

Witness: ____________________

1790 Coral Way LLC

per: ____________________ (SEAL)

Humbert Vasquez

Witness: ____________________

Omar Alireza

per: ____________________ (SEAL)

11/07/2007.

STATE OF FLORIDA - COUNTY of Miami-Dade

The foregoing instrument was sworn and subscribed before me this 8th day of November, 2007 by Harvey Hernandez, Managing Director, a Florida Corporation, on behalf of 1790 Coral Way, LLC.

He/she is personally known to me or who has produced ____________________ as identification.

[Notary Seal]

Notary Public - State of Florida


ENRIQUE R. VILA
MY COMMISSION # DD313028
EXPIRES: April 22, 2008
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Exhibit 6.4

Office Lease dated August 7, 2009

OFFICE LEASE

THIS LEASE, made and entered into as of this 7th day of August, 2009 by and between LANDLORD and TENANT as specified in Items 1 and 2 of the Definitions appearing in Section 1.1 hereof.

LANDLORD hereby demises and rents unto TENANT, and TENANT hereby leases from LANDLORD, certain Premises now existing in LANDLORD's Office Complex ("Office Complex"), as described in Item 3 of the Definitions appearing in Section 1.1 hereof, and upon terms, covenants and conditions contained herein.

ARTICLE I
EXHIBITS, PREMISES, USE OF PREMISES AND TERMS

Section 1.0
Covenants of Landlord's Authority

LANDLORD represents and covenants that: a) prior to commencement of the Lease Term, it has good title to the land and building of which the Premises form a part; and b) upon performing all of its obligations hereunder, TENANT shall peacefully and quietly have, hold and enjoy the Premises for the Term of this Lease.

Section 1.1
Definitions

The following Items shall be defined or be referred to as indicated below for the purpose of this lease and the Exhibits attached hereto:

Item 1 LANDLORD: Hialeah Condominium Holdings LLC

Item 2 TENANT: Our Microlending, LLC

Item 3 Office Complex: 900 West 49 Street
Hialeah, FL 33033

Premises (Section 1.3): Suite Ex 312, including a proportionate share of common areas consisting of approximately 200 square feet (hereinafter "Premises")

Item 4 Use of Premises (Section 1.4): Professional Office

Item 5 TENANT's Trade Name: Our Microlending, LLC

Item 6 Lease Term (Section 1.5): 1 year

Item 7 Lease Commencement Date (Section 1.5) August 7, 2009

Lease Expiration Date (Section 1.5): August 31, 2010

Item 8 Rent Commencement Date (Section 1.6): August 15, 2009

THIS SPACE IS INTENTIONALLY LEFT BLANK

Item 9 Total Fixed Minimum Rent (Section 2.1)

	Annually	Monthly	Sales Tax	Sum
Year 1	$4,802.16	$374.00	$26.18	$400.18

Item 10 ~~Fixed Minimum Rent Increases(s) CPI (Section 2.3):~~

Adjustment Dates: ~~Every annual anniversary date of the Rent CommencementDate~~

~~Basic Standard: CPI figure of the month of the Lease Commencement Date~~

Item 11 Security Deposit (Section 10.1): $400.18
Plus advance towards the first month's rent of $ 200.00
Plus advance towards the last month's rent of $400.18

Item 12 TENANT's Participation in Real Estate Taxes and Insurance (Section 5.2 and 5.3)

Base Tax Year 2006

Item 13 Notices (Section 12.1):

TENANT: Our Microlending, LLC

LANDLORD: Hialeah Condominium Holding LLC.
2766 NW 62 Street
Miami, FL 33147

Item 14 Special Provisions: TENANT is responsible for all janitorial services. Tenant shall also be responsible for the repair and maintenance of the interior of the suite. Tenant will be responsible for A/c Repair and maintenance. In the event landlord pays for a repair or monthly filter change tenant will reimburse landlord 100% of its cost. Tenant will maintain the smoke free policy of the building. There is no smoking in the building including the leased premises and common areas.

THIS SPACE IS INTENTIONALLY LEFT BLANK

OA

Section 1.2
Exhibits and Riders

The Exhibits listed hereunder and attached to the Lease are incorporated and made a part hereof by reference:

Exhibit A- Legal Description
Exhibit B- Rules and Regulations
Addendum (if any)

Section 1.3
Premises Leased by Tenants

The Premises leased by TENANT are located at the Office Complex set forth in Item 3 of the Definitions, which Premises are particularly cescribed in Item 3 of the Definitions.

The Premises include, for the purpose of this Lease, that certain space within LANDLORD's Office Complex leased to TENANT herein and shall extend to the exterior faces of all walls or to the building line where there is no wall or to the center line of those walls separating the Premises from other premises in the Office Complex, together with the appurtenances specifically granted in this Lease, but reserving and excepting to LANDLORD the use of the exterior walls and the roof and the right to install, maintain, use, repair, and replace pipes, ducts, conduits, and wires leading through the Premises in locations which will not materially interfere with TENANT's use thereof and serving other parts of the Office Complex.

Section 1.4
Use of Premises

The premises shall be used and occupied only for the purposes as specified in Item 4 of the Definitions and for no other purpose or purposes without LANDLORD's prior written consent. TENANT shall, at its own risk and expense, obtain all governmental licenses and permits necessary for such use.

Section 1.5
Lease Term

The Term of this Lease shall be for the period specified in Item 6 of the Definitions commencing and expiring as provided in Item 7 of the Definitions, unless sooner terminated or extended as hereinafter provided.

Section 1.6
Rent Commencement Date

TENANT shall commence payment of Rent at the earlier of (a) the date specified in Item 8 of the Definitions, or (b) the date when the TENANT shall occupy the Premises, which date shall be agreed to by both parties in writing. If Rent Commencement Date falls on a day other than the first day of a calendar month, the Fixed Minimum Rent for such month shall be prorated on a per diem basis, calculated on the basis of a Thirty (30) day month.

Section 1.7
Lease Year

For the purpose of this Lease, the term Lease Year is defined to mean a calendar year (beginning January 1 and extending through December 31 of any given year). Any portion of a year which is less than a Lease Year, that is, from the Lease Commencement Date through the next December 31, and from the last January 1 falling within the Lease Term through the last day of the term, shall be defined as a Partial Lease Year. This definition only pertains to tax and insurance prorations.

Section 1.8
Acceptance of Premises

TENANT acknowledges that it has fully inspected and accepts the Premises in their present condition and "as is", and that the same as suitable for the use specified in Item 4 of the Definitions.

ARTICLE II
RENT

Section 2.1
Fixed Minimum Rent

The total Fixed Minimum Rent for the Lease Term as specified in Item 9 of the Definitions shall be payable by TENANT as specified in Item 9 of the Definitions.

The phrase Fixed Minimum Rent shall be the Fixed Minimum Rent above specified, payable monthly in advance on the first day of each month, without prior demand therefore and without any deduction or set off whatsoever except as provided by law. In addition, TENANT covenants and agrees to pay LANDLORD all applicable sales or other taxes, which may be imposed on the above specified rents or payments hereinafter provided for to be received by LANDLORD when each such payment is made. Should TENANT fail to pay any installment of rent when due and continuing for a period of time constituting a default as further defined under the provisions of this Lease, Section 9.1, Default, LANDLORD may, at its option, require the total fixed Minimum Rent remaining for the Term of this Lease to immediately become due and payable. If TENANT pays any installment of Fixed Minimum Rent or any other sum by check and such check is returned for insufficient funds or other reasons not the fault of LANDLORD, then TENANT shall pay to LANDLORD on demand a processing fee of $15 per returned check. LANDLORD, at its option, may subtract any such processing fee from any Security Deposit held by LANDLORD, and, in such event, TENANT shall deposit a like amount with LANDLORD in accordance with the terms of Section 10.1.

Section 2.2
Late Payment Penalty

Should TENANT fail to pay when due any installment of Fixed Minimum Rent or any other sum payable to LANDLORD under the terms of the Lease, then LANDLORD shall assess a servicing fee of One-Hundred Dollars ($100) or Ten Percent (10%) whichever is greater per month from and after the seven (7) day following the date on which any sum shall be due and payable, until the required payments are made. LANDLORD, at its option, may subtract any such amount that is not paid from any Security Deposit held by LANDLORD and, in such event, TENANT shall deposit a like amount with LANDLORD in accordance with the terms of Section 10.1 herein. Should TENANT remit a partial payment for any outstanding Fixed Minimum Rent or Additional Rent Due, LANDLORD shall apply said partial payment to the outstanding Fixed Minimum Rent or Additional Rent as LANDLORD deems necessary, in its sole discretion. In addition to the foregoing, TENANT shall be assessed a late fee of $10 per day for each day, said rent remains unpaid after the tenth day on which it is payable.

Section 2.3
Fixed Minimum Rent Increase

~~So as to afford LANDLORD with consistent purchasing power of his rental income during future years of the Lease, the Fixed Minimum Rent described in Item 9 of the Definitions~~

~~shall be subject to adjustment from time to time as provided for herein. LANDLORD and TENANT agree to adopt as a standard for measuring fluctuations of the purchasing power of this rental income the Consumer Price Index (for all urban consumers) - All items (1967=100) issued by the Bureau of Labor Statistics of the U.S. Department of Labor ("CPI"). The fixed Minimum Rent shall be adjusted to reflect increase; in the cost of living as set forth the CPI figure or any successor substituted index appropriately adjusted. The CPI Figure for the month specified in Item 10 of this Definitions shall be defined as the BASIC STANDARD. The CPI Figure for each anniversary date of the Basic Standard shall be defined as the NEW INDEX FIGURE. Adjustment shall be made annually on the dates as provided in Item 10 of the Definitions. These adjustments shall be made and the adjusted monthly Fixed Minimum Rent (NEW RENTAL) for the ensuing period shall be arrived at by multiplying the monthly Fixed Minimum Rent for the last full month of the first year of the initial Lease Term, as described in Item 9, by a fraction, the numerator of which shall be the respective NEW INDEX FIGURE and the denominator of which shall be the BASIC STANDARD.~~

~~LANDLORD shall notify TENANT in writing of the amount of the NEW RENTAL and same shall be due on the first day of the month beginning that same adjustment period and each month thereafter until adjusted again. However, in no event shall the rental due and payable hereunder be less that the annual Fixed Minimum Rent for the preceding term, regardless of the value of the dollar as reflected by said CPI Figure.~~

~~In the event the amount of CPI Figure increases is not known until after the first month of the period for which the adjustments is to be made, due to delays in publications of the CPI Figure, or any other reason, then, upon notification of the increase by LANDLORD, the TENANT shall pay the full amount of the increase which is due for any prior months during the adjustment period, within Fifteen (15) days following receipt of LANDLORD's written notice of the amount due.~~

~~In the event of any controversy arising as to the proper adjustment for rental payments as herein provided, the TENANT shall continue paying the rental under the last preceding rental adjustment, as herein provided, until such time as said controversy has been settled, at which time an adjustment will be made, retroactive to the beginning of the adjustment period in which the controversy arose.~~

Section 2.4
Additional Rent-Definition

In addition to the foregoing Fixed Minimum Rent and Fixed Minimum Rent Increase, all payments to be made under this Lease by TENANT to LANDLORD shall be deemed to be and shall become Additional Rent hereunder and, together with Fixed Minimum Rent, shall be included in the term "Rent" whenever such term is used herein. Unless another time shall be herein expressly provided for the payment thereof, any Additional Rent shall be due and payable on demand or together with the next succeeding installment of Fixed Minimum Rent, whichever shall first occur, together with all applicable State taxes and interest thereon at the then prevailing legal rate, and LANDLORD shall have the same remedies for failure to pay the same as for non-payments of Fixed Minimum Rent. LANDLORD, at its election, shall have the right to pay or do any act which requires the expenditure of any sums of money by reason of the failure or neglect of TENANT to perform any of the provisions of this Lease, and in the event LANDLORD elects to pay such sums or do such acts requiring the expenditures of monies, all such sums so paid by LANDLORD, together with interest thereon, shall be deemed to be Additional Rent and payable as such by TENANT to LANDLORD upon demand.

ARTICLE III
SERVICES

LANDLORD shall maintain the public and common areas of the Office Complex, including lobbies, stairs, elevators, corridors and rest rooms, the windows in the Office Complex, and the structure itself in reasonable good order and condition except for damage occasioned by the act of the TENANT, which damage shall be repaired by LANDLORD at TENANT's expense.

LANDLORD shall furnish the Premises with (1) heat and air conditioning to the extent reasonably required for the comfortable occupancy by TENANT in its use of the Premises, however, cost for electrical service to be governed by Item 14 of this lease, (2) elevator service, if applicable, (3) lighting replacement in common areas only (for building standard lights), (4) rest room supplies for common area bathrooms. LANDLORD shall not be in default hereunder or be liable for any damages directly or indirectly resulting from, nor shall the rental herein reserved be abated by reason of (I) failure to furnish or delay in furnishing any such services when such failure or delay is caused by accident or any condition beyond the reasonable control of LANDLORD, or (ii) the limitation, curtailment, rationing, or restrictions on use of water, electricity, gas or any other form of energy serving the Premises or the Office Complex. LANDLORD shall use reasonable efforts diligently to remedy any interruption in the furnishing of such service. Items 1, 2, and 3 shall be furnished during Monday through Friday 8:30 a.m. to 5:30 p.m.

Whenever heat generating equipment or lighting other than building standard lights are used in the Premises by TENANT which affect the temperature otherwise maintained by the air conditioning system, LANDLORD shall have the right, after notice to TENANT, to install supplementary air conditioning facilities in the Premises or otherwise modify the ventilating and air conditioning systems serving the Premises, and the cost of such facilities and modifications shall be borne by TENANT shall also pay as additional rent, the cost of providing all cooling energy to the Premises in excess of that required for normal office use or during hours requested by TENANT when air conditioning is not otherwise furnished by LANDLORD. If TENANT installs lighting requiring power in excess of that required for normal office use in the Office Complex, or if TENANT installs equipment requiring power in excess of that required for normal desk-top office equipment or normal copying equipment, TENANT shall pay for the cost of such excess power to the Premises. TENANT is responsible for all repairs and upkeep of premises, including air conditioning and lighting repairs at TENANT=S own cost.

ARTICLE IV
VENUE

Section 4.1
Venue

In the event that it is necessary to bring suit to enforce or seek a declaration under the terms of the Lease, the parties hereto agree that any court of competent jurisdiction situated in Dade County, Florida shall have venue of such action.

ARTICLE V
TAXES AND INSURANCE

Section 5.1
TENANT's Taxes

TENANT covenants and agrees to pay promptly when due all taxes imposed upon its business operations and its personal property situated in the Premises.

Section 5.2
TENANT's Participation in Real Estate Taxes

LANDLORD will pay in the first instance all real property taxes, including extraordinary and/or special assessments (and all costs and fees incurred in contesting the same) hereinafter collectively referred to as REAL ESTATE TAXES, which may be levied or assessed by the lawful tax authorities against the land, buildings, and all other improvements in the Office Complex. A copy of the tax bill rendered by applicable governmental authority shall be proof of amount of tax owing.

TENANT, for each Lease Year or Partial Lease Year, as defined in Section 1.7, during the term of this Lease or any renewal thereof, shall pay to LANDLORD its proportionate share, as hereinafter defined, of the amount by which the annual Real Estate Taxes assessed or levied against the land and buildings of the Office Complex equal to the Real Estate Taxes for the Base Tax Year specified in Item 13 of the Definitions, or new tax bill. TENANT's proportionate share for said Real Estate Taxes for each Lease Year or Partial Lease Year of the term of this Lease or any renewal thereof shall be determined by dividing the gross square foot area of the Premises by the total gross square foot area of all the Office Complex buildings owned by LANDLORD. Any payments due by TENANT hereunder shall be determined for each Lease Year or Partial Lease Year of the term of this Lease or any renewal thereof. On the first day of each month during the Lease Term, TENANT shall pay as Additional Rent, in advance, an amount obtained by dividing by Twelve (12) TENANT's proportionate share of the Real Estate Taxes are specified herein. TENANT's share shall be prorated in the event TENANT is required to make such payment for a Partial Lease Year. In addition, should the taxing authorities include in such Real Estate Taxes the value of any improvements made by TENANT, or include machinery, equipment, fixtures, inventory, or other personal property or assets of the TENANT, then TENANT shall also pay 100% of the Personal Property Taxes and Real Estate Taxes for such items.

Should any governmental taxing authority, acting under any present or future law, ordinance, or regulation, levy, assess or impose a tax, excise and/or assessment (other than income or franchise tax) upon or against or in any way related to the land and buildings comprising the Office Complex, either by way of substitution or in addition to any existing tax on land and buildings or otherwise. TENANT shall be responsible for and shall pay to LANDLORD its proportionate share as set forth above of such tax, excise and/or assessment.

Section 5.3
TENANT's Participation in Insurance

LANDLORD will pay in the first instance all premiums for fire, windstorm and extended coverage casualty insurance, flood insurance, public liability insurance and rent insurance and any umbrella insurance over these, plus all applicable sales and use tax thereon, hereinafter collectively referred to as Insurance Costs, incurred by LANDLORD concerning the Office Complex. TENANT shall pay, as Additional Rent for each Lease Year or Partial Lease Year of the term of this Lease of any renewal thereof, a prorated portion of all Insurance Costs that are equal to the Insurance Costs for the year indicated in Item 12 as Base Tax Year or the new insurance bill. Prior to the commencement of each Lease Year, LANDLORD shall give TENANT a written estimate of TENANT's share of the Insurance Costs above specified. TENANT's proportionate share shall be determined by multiplying all such Insurance Costs as they are incurred from time to time by LANDLORD, by a fraction, the numerator of which shall be the gross square foot area of the leased premises and the denominator of which shall be the total gross square foot area of all the Office Complex buildings. On the first day of each month during the lease term, TENANT shall pay as Additional Rent, in advance, an amount obtained by dividing by Twelve (12) TENANT's proportionate share of the Insurance Costs as specified herein. A copy of insurance premium bills submitted by LANDLORD to TENANT shall be sufficient evidence of the amount of the premiums charged and required to be paid. TENANT shall such liability beginning with calendar year immediately following the year indicated in Item 12 as Base Tax Year and which shall continue until the annual term for such insurance ends (even for the period after the end of the Lease term but not beyond Twelve (12) months after the end of the Lease).

ARTICLE VI
ADDITIONS, ALTERATIONS, REPLACEMENTS, AND TRADE FIXTURES

Section 6.1
By LANDLORD

LANDLORD hereby reserves the right at any time to make alterations or additions to the building in which the Premises are contained and to build additional stories thereon. LANDLORD also reserves the right to construct other buildings or improvements in the Office Complex or Common Areas from time to time and to make alterations thereof or additions thereto and to build additional office space on any such building or building constructed.

Section 6.2
By TENANT

Upon receipt of LANDLORD's prior written approval, TENANT may from time to time, at its own expense, alter, renovate, or improve the interior of the Premises provided the same be performed in a good and workmanlike manner, in accordance with accepted building practices and so not to weaken or impair the strength or lessen the value of the building in which the premises are located. No changes, alterations, or improvements affecting the exterior of the Premises shall be made by TENANT without the prior written approval of LANDLORD. Any work done by TENANT under the provisions of this Section shall not interfere with the use by the other Tenants of their premises in the Office Complex. TENANT also agrees to pay 100% of any increase in the Real Estate Taxes or LANDLORD's Personal Property Taxes resulting from such improvements.

All alterations, decorations, additions, and improvements made by TENANT, or made by

LANDLORD on TENANTS behalf as provided in this Lease, shall remain the property of the TENANT for the term of this Lease or any extension or renewal thereof, but they shall not be removed from the Premises without the prior written consent of LANDLORD.

Upon obtaining the prior written consent of LANDLORD, TENANT, shall remove such alterations, decorations, additions, and improvements and restore the Premises as provided in Section 6.5, and if TENANT fails to do so and moves from the Premises, all such alterations, decorations, additions, and improvements shall become the property of LANDLORD.

Section 6.3
Construction Insurance and Indemnity

TENANT shall indemnify and hold LANDLORD harmless from any and all claims for loss or damages or otherwise based upon or in any manner growing out of any alterations or construction undertaken by TENANT under the terms of this Lease, including all costs, damages, expenses, court costs, and attorneys' fees incurred in or resulting from claims made by any person or persons, by other Tenants of premises in the office complex, their subtenants, agents, employees, customers, and invitees.

Before undertaking any alterations or construction, TENANT shall obtain and pay for a public liability policy insuring LANDLORD and TENANT against any liability which may arise on account of such proposed alterations or construction work in limits of not less than $1,000,000 for any one person, $1,000,000 for more than one person in any one accident and $200,000 for property damage; and a copy of such policy shall be delivered to LANDLORD prior to the commencement of such proposed work. TENANT shall also maintain at all times fire insurance with extended coverage in the name of LANDLORD and TENANT as their interests may appear in the amount adequate to cover the cost of replacement of all alterations, decorations, additions, or improvements in and to the Premises and all trade fixtures therein, in the event of fire or extended coverage loss. TENANT shall deliver to LANDLORD copies of such fire insurance policies which shall contain a clause requiring the insurer to give LANDLORD Ten (10) days notice of cancellation of such policies.

Section 6.4
Mechanic's Liens and Additional Construction

If by reason of any alteration, repair, labor performed or materials furnished to the Premises for or on behalf of TENANT any mechanic's or other lien shall be filed, claimed, perfected or otherwise established as provided by law against the Premises, TENANT shall discharge or remove the lien by bonding or otherwise, within fifteen (15) days after notice from LANDLORD to TENANT of the filing of same. Tenant shall not have the power to subject the interest of LANDLORD in the Premises to any mechanics' or materialman's liens or liens of any kind, nor shall any provision contained in this Lease ever be construed as empowering the TENANT to encumber or cause the LANDLORD to encumber the title or interest of LANDLORD in the Premises.

TENANT hereby expressly acknowledges and agrees that no alterations, additions, repairs or improvements to the Premises of any kind are required or contemplated to be performed as a prerequisite to the execution of this Lease and the effectiveness thereof according to its terms or in order to place the Premises in a condition necessary for use of the Premises for the purposes set forth in this Lease, that the Premises are presently complete and usable for the purposes set forth in this Lease and that this Lease is in no way conditioned on TENANT making or being able to make alterations, additions, repairs, or improvements to the Premises, unless otherwise specified under the Special Provisions section of the Definitions, notwithstanding the fact that alterations, repairs, additions, or improvements to keep premise in to standards of Tenant, must be made by TENANT, for TENANT's purposes, subject to LANDLORD's prior written consent; at TENANT's sole cost and expense.

LANDLORD and TENANT expressly acknowledge and agree that neither TENANT nor any one claiming by, through, or under the TENANT, including without limitation contractors, sub-contractors, materialmen, mechanics, and laborers, shall have any right to file or place any mechanics' or materialmen's liens of any kind whatsoever upon the Premises nor upon any building or improvement thereon; on the contrary, any such liens are specifically prohibited. All parties with whom the TENANT may deal are hereby put on notice that the TENANT has no power to subject the LANDLORD's interest in the Premises to any claim or lien of any kind or character and any person dealing with TENANT must look solely to the credit of the TENANT for payment and not to the LANDLORD's interest in the Premises or otherwise.

Any lien filed against the Premises in violation of this paragraph shall be null and void and of no force or effect. In addition, TENANT shall cause any lien filed against the Premises in violation of this paragraph to be canceled, released, discharged, and extinguished within Fifteen (15) days after TENANT receives notice of filing and shall indemnify and hold the LANDLORD harmless from and against any such liens and any costs, damages, charges, and expenses, including, but not limited to, attorney's fees, incurred in connection with or with respect to any such lien.

Section 6.5
Trade Fixtures

All trade fixtures and equipment installed by TENANT in the premises shall be new or completely reconditioned and shall remain the property of TENANT.

Provided TENANT is not in default hereunder, TENANT shall have the right, at the termination of this Lease, to remove any and all trade fixtures, equipment, and other items of personal property not constituting a part of the freehold which it may have stored or installed in the Premises including, but not limited to, counters, shelving, showcases, chairs, and movable machinery purchased or provided by TENANT and which are susceptible of being moved without damage to the building and the Premises, provided this right is exercised before the Lease is terminated or during the Ten (10) day period immediately following such termination and provided that TENANT, at its own cost and expense, shall repair any damage to the Premises caused thereby. The right granted TENANT in this section shall not include the right to remove any plumbing or electrical fixtures or equipment, floor coverings (including wall-to-wall carpeting) glued or fastened, to the floors or any paneling, tile, or other materials fastened or attached to the walls or ceilings, all of which shall be deemed to constitute a part of the freehold, and a matter of course, shall not include the right to remove any fixtures, heating or air conditioning equipment or machinery that were furnished or paid for by LANDLORD. The Premises and the immediate areas in front, behind, and adjacent to it shall be left in a broom clean condition. Should TENANT fail to comply with this provision, LANDLORD may deduct the cost of cleanup from TENANT's Security Deposit. If TENANT shall fail to remove its trade fixtures or other property at the termination of this Lease or within ten (10) days thereafter, such fixtures and other property not removed by TENANT shall be deemed abandoned by TENANT, and, at the option of LANDLORD, shall become the property of LANDLORD.

All of the foregoing is subject to Section 10.2 of this Lease.

Section 6.6
Right of Entry

LANDLORD and/or its authorized representatives shall have the right to enter the Premises at reasonable hours of any day during the Lease Term to: (a) ascertain if the Premises are in proper repair and condition, and further, LANDLORD or its representative shall have the right, without liability, to enter the premises for the purposes of making repairs, additions, or alterations thereto or to the building in which the same are located, including the right to take the required materials therefore into and upon the Premises without the same constituting an eviction of TENANT in whole or in part, and the rent shall not abate while such repairs, alterations, replacements, or improvements are being made by reason of loss or interruption of TENANT's business due to the performance of any such work; and (b) show the Premises to prospective purchasers, lenders, and/or TENANTS. If TENANT shall not be personally present to permit an entry into said Premises when for any reason an entry therein shall be permissible, LANDLORD may enter the same by a master key or by the use of force without rendering LANDLORD liable therefore and without in any manner affecting TENANTS's obligations under this Lease. LANDLORD shall endeavor to exercise the rights granted to LANDLORD in this section in a manner least obstructive to TENANTS business.

ARTICLE VII
INSURANCE AND INDEMNITY

Section 7.1
TENANT's Insurance

TENANT shall maintain, at its own cost and expense, in responsible companies approved by LANDLORD, combined single limit public liability insurance, insuring LANDLORD and TENANT, as their interest may appear, against all claims, demands, or actions for bodily injury, personal injury or death of any one person in an amount of not less than $500,000; and for bodily injury, personal injury or death of more than one person in any one accident in an amount of not less than $500,000; and for damage to property in an amount of not less than $500,000.00. LANDLORD shall have the right to direct TENANT to increase such amounts whenever it considers them inadequate. Such liability insurance shall also cover and include all exterior signs maintained by TENANT. The policy of insurance may be in the form of a general coverage or a floater policy covering these and other premises, provided that LANDLORD is specifically insured therein. TENANT shall carry like coverage against loss or damage by boiler or compressor or internal explosion of boilers or compressors, if there is a boiler or compressor in the premises. TENANT shall maintain insurance covering all glass forming a part of the premises including plate glass in the premises and fire insurance against loss or damage by fire or windstorms, with such endorsement for extended coverage, vandalism, malicious mischief, and special extended coverage as LANDLORD may require, covering 100% of the replacement cost of any items of value, including but not limited to signs, stock, inventory, fixtures, improvements, floor coverings, and equipment. All of said insurance shall be in form and in responsible companies satisfactory to LANDLORD, and shall provide that it will not be subject to cancellation, termination, or change except after at least thirty (30) days prior to written notice to LANDLORD. Any insurance procured by TENANT, as herein required shall contain an express waiver of any right of subrogation by the insurance company against LANDLORD. The policies, together with satisfactory evidence of the payment of the premiums thereon, shall be deposited with LANDLORD with on the day TENANT begins operations. Thereafter, TENANT shall provide LANDLORD with evidence of proof of payment upon renewal of any such policy; not less than thirty (30) days prior to expiration of the term of such coverage. In the event TENANT fails to obtain or maintain the insurance required hereunder, LANDLORD may obtain same and any costs incurred by LANDLORD in connection therewith shall be payable by TENANT upon demand. LANDLORD shall carry public liability insurance covering the exterior of the Premises, including, but not limited to the sidewalks, and/or parking lot.

Landlord will not be responsible for any lost or stolen personal property, equipment, money, or jewelry from Tenant's Premises or public rooms regardless of whether such loss occurs due to the negligence of the landlord.

7.2
Extra Hazard Insurance Premiums

TENANT agrees that it will not keep, use, sell, or offer for sale in or upon the Premises any article or permit any activity which may be prohibited by the standard form of fire or public liability insurance policy. TENANT agrees to pay increases in premiums for fire and extended coverage or public liability insurance which may be carried by LANDLORD on the Premises or the building of which they are a part, resulting from the type of merchandise sold or service surrendered by TENANT or activities in the Premises, whether or not LANDLORD has consented to same. In determining whether increased premiums are the result of TENANTS use of the Premises, a schedule, issued by the organization making the Insurance rate on the Premises, showing various components of such rates, shall be conclusive evidence of the several items and charges which make up the fire and public liability insurance rate on the Premises.

TENANT shall not knowingly use or occupy the Premises or any part thereof, or suffer, or permit the same to be used or occupied for any business or purpose deemed extra hazardous on account of fire or otherwise. In the event TENANT's use and/or occupancy causes any increase of premium for the fire, boiler and/or casualty rates on the Premises or any part thereof above the rate for the least hazardous type of occupancy legally permitted in the Premises, TENANT shall pay such additional premium on the fire, boiler and/or casualty insurance policy that may be carried by LANDLORD for its protection against rent loss through fire. Bills for such additional premiums shall be rendered by LANDLORD to TENANT at such times as LANDLORD may elect, and shall be due from and payable by TENANT when rendered in writing, but such increases in the rate of insurance shall not be deemed a breach of the covenant by TENANT. Failure to pay amounts due hereunder shall be a breach of the Lease.

Section 7.3

Indemnity

TENANT during the term hereof shall indemnify and save harmless LANDLORD from and against any and all claims and demands whether for injuries to persons or loss of life, or damage to property, occurring within the Premises and immediately adjoining the Premises and arising out of the use and occupancy of the Premises by TENANT, or occasioned wholly or in part by any act or omission of TENANT, its subtenants, agents, contractors, employees, servants, lessees, or concessionaire. In case LANDLORD shall, without fault on its part, be made a party to any litigation commenced by or against TENANT, then TENANT shall protect and hold LANDLORD harmless and shall pay all costs, expenses, and reasonable attorney's fees incurred or paid by LANDLORD in connection with such litigation. TENANT shall also pay all costs, expenses, and reasonable attorney's fees that may be incurred or paid by LANDLORD in enforcing the covenants and agreements of the Lease.

Section 7.4
Definition of LANDLORD; Liability of LANDLORD

The term LANDLORD as used In this Lease means only the owner or the Mortgagee in possession for the time being of the building in which the Premises are located or the owner of the leasehold interest in the building and/or the land thereunder so that in the event of sale of the building or an assignment of this Lease, or a demise of the building and/or land, LANDLORD shall be and hereby is entirely freed and relieved of all obligations of LANDLORD hereunder and it shall be deemed without further agreement between the parties and such purchaser(s), assignee(s), or lessee(s) that the purchaser, assignee, or lessee has assumed and agreed to observe and perform all obligations of LANDLORD hereunder.

It is specifically understood and agreed that there shall be no personal liability on LANDLORD in respect to any of the covenants, or provisions of this Lease; in the event of a breach or default by LANDLORD of any of is obligations under this Lease, TENANT shall look solely to the equity of LANDLORD in the Office Complex for the satisfaction of TENANT's remedies.

ARTICLE VIII
DAMAGE, DESTRUCTION, AND CONDEMNATION

Section 8.1
DAMAGE, DESTRUCTION, AND CONDEMNATION

TENANT shall give prompt notice to LANDLORD in case of fire or other damage to the Premises or the building(s) containing the Premises. In the event the premises are damaged by fire, explosion, flood, tornado, or by the elements, or through any casualty, or otherwise, after the commencement of the term of this Lease, the Lease, shall continue in full force and effect. If the extent of the damage is less than Fifty percent (50%) of the cost of replacement of the Premises, the damage shall promptly be repaired by LANDLORD at LANDLORD's expense, provided that LANDLORD shall not be obligated to so repair if such fire, explosion or other casualty is caused directly by the negligence of TENANT, its subtenants, permitted concessionaires, or their agents, servants, or employees, and provided further that LANDLORD shall not be obligated to expend for such repair an amount in excess of the insurance proceeds recovered or recoverable as a result of such damage, and that in no event shall LANDLORD be required to replace TENANT's stock in trade, fixtures, furniture, furnishings, floor coverings and equipment. In the event of any such damage and (a) LANDLORD is not required to repair as hereinabove provided, or (b) the Premises shall be damaged to the extent of Fifty percent (50%) or more of the cost of replacement, or 8 building of which the Premises are a part is damaged to the extent of Twenty-Five percent (25%) or more of the cost of replacement, or (d) all buildings (taken in the aggregate) in the Office Complex shall be damaged to the extent of more that Twenty-Five percent (25%) of the aggregate cost of replacement, LANDLORD may elect either to repair or rebuild the Premises or the building or buildings, or to terminate this Lease upon giving notice of such election to TENANT within Ninety (90) days after the occurrence of the event causing the damage.

If the casualty, repairing or rebuilding shall render the Premises untenantable, in whole or in part, and the damage shall not have been due to the default or neglect of TENANT a proportionate abatement of the Fixed Minimum Rent shall be allowed from the date when the damage occurred until the date LANDLORD completes the repairing or rebuilding, said proportion to be computed on the basis of the relation which the gross square foot area of the space rendered untenable bears the floor area of the herein provided, TENANT shall repair or replace its stock in trade fixtures, furniture, furnishings, floor coverings, and equipment, and if TENANT has closed for business, TENANT shall promptly reopen for business upon the completion of such repairs. In the event the Premises or the building(s) shall be damaged in whole or in substantial part within the last Twenty-Four (24) months of the original term, or within the last Twenty-Four (24) months of the last renewal term, if renewals are provided for herein, LANDLORD shall have the option, exercisable within Ninety (90) days following such damage, of terminating this Lease, effective as such of the date of receipt of mailing notice to TENANT thereof. If any such termination occurs during the initial term, any options for renewal shall automatically be of no further force or effect.

No damage or destruction of the Premises or building(s) shall allow TENANT to surrender possession of the Premises nor affect TENANT's liability for the payment of rent or any other covenant contained herein, except as may be specifically provided in this Lease. Notwithstanding any of the provisions herein to the contrary, LANDLORD shall have no obligation to rebuild the Premises or the building(s) and may at its own option cancel this Lease unless the damage or destruction is a result of a casualty covered by LANDLORD's insurance policy.

Section 8.2
Condemnation

Total: In the event the entire Premises shall be appropriated or taken under the power of eminent domain by any public or quasi-public authority, this Lease shall terminate and expire as of the date of title vesting in such proceeding, and LANDLORD and TENANT shall thereupon be released from any further liability hereunder.

Partial: If any part of the Premises shall be taken as aforesaid, and such partial taking render that portion not so taken unsuitable for the business of TENANT, as determined by LANDLORD, then this Lease and the term herein shall cease and terminate as aforesaid. If such partial taking is not extensive enough to render the Premises unsuitable for the business of TENANT, then this Lease shall continue in effect, except that the Fixed Minimum Rent shall be reduced in the same proportion that the floor area leased and LANDLORD shall, upon receipt of the award in condemnation, make all necessary repairs or alterations to the building in which the Premises are located so as to constitute the portion of the building not taken a complete architectural unit, but such not to exceed the scope of the work to be done by LANDLORD in originally constructing said building, nor shall LANDLORD, in any event, be required to spend for such work and amount in excess of the amount received by LANDLORD as damages for the Premises so taken. "Amount received by LANDLORD" shall mean that part of the award in condemnation which is free and clear to LANDLORD of any collection by mortgagee for the value of the diminished fee.

Termination: If more than Twenty percent (20%) of the floor area of the building in which the Premises are located shall be taken as aforesaid, LANDLORD may, by written notice to TENANT, terminate this Lease, such termination to be effective as aforesaid.

Rent on Termination: If this Lease is terminated as provided in this paragraph, the rent shall be paid up to date that possession is so taken by public authority and LANDLORD shall make an equitable refund of any rent paid by TENANT in advance.

Award: TENANT shall not be entitled to and expressly waives all claim to any condemnation award for any taking, whether whole or partial, and whether for diminution in value of the leasehold or to the fee although TENANT shall have the right, to the extent that the same shall not reduce LANDLORD's award, to claim from condemnor, but not from LANDLORD, such compensation as may be recoverable by TENANT in its own right for damage to TENANT's business, fixtures and improvements installed by TENANT at its expense.

ARTICLE IX
DEFAULT

Section 9.1
Default

LANDLORD may, at its option, terminate this Lease, as provided below and take the action outlined in Paragraph 9.2 hereof, if:

a) TENANT defaults in the payment of any rentals or any other payments when due, and such default shall continue for Five (5) days after notice from LANDLORD to TENANT; OR

b) TENANT defaults in fulfilling any of the other covenants or obligations of this Lease on TENANT's part to be performed hereunder, and such default has not been cured within Five (5) days after written notice from LANDLORD to TENANT specifying the nature of said default; OR

c) The default so specified shall be of such a nature that the same cannot be reasonably cured or remedied within said Five (5) day period, if TENANT shall not in good faith have commenced the curing or remedying of such default within such Ten (10) day period and shall not thereafter diligently proceed therewith to completion, which completion shall in no event be more that Thirty (30) days after notice from LANDLORD; OR

d) At any time during the term should there be filed by or against TENANT or against any successor tenant then in possession, in any court, pursuant to any statute, either of the United States or any state, a petition;

1. in bankruptcy;
2. alleging insolvency;
3. for reorganization;
4. for the appointment of a receiver or trustee;
5. for an arrangement under the Bankruptcy Acts, or
6. if a similar type of proceeding shall be filed and any such petition or filing against TENANT has not been dismissed within a period of Twenty (20) days; OR

e) TENANT makes or proposes to make an assignment for the benefit of creditors; OR

f) TENANT does, or permits to be done, any act which creates a mechanic's lien or claim therefor against the Premises or the Office Complex; OR

g) TENANT fails to furnish LANDLORD with a copy of any insurance policy required to be furnished by TENANT to LANDLORD when due, and such default shall continue for Thirty (30) days after written notice from LANDLORD, LANDLORD may elect:

1. to terminate this lease; or
2. to assess and collect an administrative fee of Five dollars ($5) for each day said policy has not been received in the office of LANDLORD at the close of each business day.

Then the LANDLORD may elect to declare the entire rent for the balance of the term, or any part thereof, due and payable forthwith, or at the option of the LANDLORD, this Lease and the term thereunder shall terminate and come to and end on the date specified in such notice of cancellation, and TENANT shall quit and surrender the Premises to LANDLORD as if the term herein ended by the expiration of the time fixed herein, but TENANT shall remain liable as hereinafter provided.

Section 9.2
LANDLORD's Rights on Default

If the notice provided shall have been given and the term shall expire as aforesaid, or should LANDLORD elect to terminate this Lease, LANDLORD shall have the immediate right to re-entry and may remove all persons and property from the Premises and such property may be removed and stored in a public warehouse or elsewhere at the cost of Tenant, and for the account of TENANT, all without service of notice or resort to legal process, all of which TENANT expressly waives, and LANDLORD shall not be deemed guilty of trespass, or become liable for any loss or damage which may be occasioned thereby. LANDLORD shall have a lien for the payment of all sums agreed to be paid by TENANT herein upon all TENANT's property, which is to be in addition to LANDLORD's lien now or that may hereafter be provided by law.

Should LANDLORD elect to re-enter or should it take possession pursuant to legal proceedings or pursuant to any notice provided for by law, it may make such alterations and repairs as may be necessary in order to relet the Premises or any part thereof, for such term or terms (which may be for a term extending beyond the term of this Lease) and at such rentals and upon such other terms and conditions as LANDLORD, in its sole discretion, may deem advisable. Upon each such reletting, all rentals received by LANDLORD from such reletting shall be applied, first, to the payment of any indebtedness, other than to rent hereunder, from TENANT to LANDLORD; second, to the payment of any costs and expenses of such reletting, including brokerage fees and to costs of such alterations and repairs; third, to the payment of rent due and unpaid hereunder, the residue, if any, shall be held by LANDLORD and applied in payment of future rent as the same may become due and payable hereunder. If such rentals received from such reletting during any month be less than that to be paid during that month by TENANT as set forth herein, TENANT shall pay any such deficiency to LANDLORD. Such deficiency shall be calculated and paid monthly. LANDLORD shall recover from TENANT all damages it may incur by reason of TENANT's default, including the cost of recovering the Premises and, including charges equivalent to rent reserved in this Lease for the remainder of the stated term, all of which amounts shall be immediately due and payable from TENANT to LANDLORD.

The parties hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other or any matters whatsoever arising out of or in any way connected with this Lease, the relationship of LANDLORD and TENANT, TENANT's use or occupancy of the Premises, and/or claim of injury or damage.

In the event of a breach by TENANT of any of the covenants or provisions hereof, LANDLORD shall have, in addition to any other remedies which it may have, the right to invoke any remedy allowed at law or in equity, including injunctive relief, to enforce LANDLORD's rights or any of them, as if re-entry and other remedies were not herein provided for.

In the event of any litigation arising out of enforcement of this Lease, the prevailing party in such litigation shall be entitled to recovery of all costs including reasonable attorney's fees. Notwithstanding anything in this Lease to the contrary, LANDLORD reserves all rights which any state or local laws, rules, regulations, or ordinances confer upon a LANDLORD against a tenant in default. This article shall apply to any renewals or extensions of this Lease.

Section 9.3
Non-Waiver Provisions

The failure of LANDLORD to insist upon a strict performance of any of the terms, conditions, and covenants herein shall not be deemed to be a waiver of any rights or remedies that LANDLORD may have and shall not be deemed to be a waiver of any subsequent breach or default in the terms, conditions, and covenants herein contained except as may be expressly waived in writing.

The maintenance of any action or proceeding to recover possession of the Premises or any installment or installments of rent or any other monies that may be due or become due from TENANT to LANDLORD shall not preclude LANDLORD from thereafter instituting and maintaining subsequent actions or proceedings for the recovery or possession of the Premises or of any other monies that may be due or become due from TENANT including all expenses, court costs, and attorney's fees and disbursements incurred by LANDLORD in recovering possession of the Premises and all costs and charges for the care of the Premises while vacant. Any entry or re-entry by LANDLORD shall not be deemed to absolve or discharge TENANT from liability hereunder.

Section 9.4
Inability to Perform

If LANDLORD is delayed or prevented from performing any of its obligations under this Lease by reason of strike, labor disputes, or any cause whatsoever beyond LANDLORD's reasonable control, the period of such delay or such prevention shall be deemed added to the time herein provided for the performance of any obligation by LANDLORD.

ARTICLE X
SECURITY

Section 10.1
Security Deposit

TENANT has deposited with LANDLORD the sum specified in Item 11 Of the Definitions to be retained by LANDLORD without liability for interest, as security for the payment of all rents and other sums of money which shall or may be payable for the full stated term of this Lease, and any extension or renewal thereof, and for the faithful performance of all the terms of this Lease to be observed and performed by TENANT.

The security deposit shall not be mortgaged, assigned, transferred, or encumbered by TENANT without the prior written consent of LANDLORD and any such act on the part of TENANT shall be without force or effect and shall not be binding upon LANDLORD. If any of the rents herein reserved or any other sum payable by TENANT to LANDLORD shall be overdue and unpaid or should LANDLORD make payments on behalf of TENANT, or if TENANT shall fail to perform any of the terms of this Lease, then LANDLORD may, at its option and without prejudice to any other remedy which LANDLORD may have on account thereof, appropriate and apply entire deposit or so much thereof as may be necessary to compensate LANDLORD toward the payment of rent or Additional Rent or loss or damage sustained by LANDLORD due to breach on the part of TENANT; and TENANT shall promptly upon demand restore said security to the original sum deposited. If TENANT should be overdue in the payment of monthly rent or other sums payable to LANDLORD on at least two or more occasions during the year, LANDLORD, at its option, may require TENANT to increase the amount of Security Deposit now held by LANDLORD by an amount sufficient to cover at least two month's rent or greater amount to be determined at sole discretion of LANDLORD. In this event, upon receipt of the additional security sum, LANDLORD and TENANT shall evidence such receipt by a letter signed and acknowledged by both parties to be incorporated as part of this Lease amending Section A hereof, stating the "New Total Amount" so held without liability for any interest. Within Sixty (60) days after the expiration of the tenancy hereby created, whether by lapse of time or otherwise, provided TENANT shall not be in default hereunder and shall have complied with all the terms, covenants, and conditions of this Lease, including the yielding up of the immediate possession to LANDLORD, LANDLORD shall, upon being furnished with affidavits and other satisfactory evidence by TENANT that TENANT has paid all bills incurred by it in connection with its performance of the terms, covenants, and conditions of this Lease, return to TENANT any sum on deposit or such portion thereof then remaining on deposit with LANDLORD as set forth herein. In the event TENANT has not complied with all the obligations provided for hereunder, LANDLORD may appropriate a part or all of the Security Deposit as liquidated damages to satisfy TENANT's obligation.

Section 10.2
Personal Property

As additional security for the performance of TENANT's obligations hereunder, TENANT hereby pledges and assigns to LANDLORD all the furniture, fixtures, goods, inventory, stock, and chattels, and all other personal property of TENANT which are now or may hereafter be brought or put in the Premises, and further grants to LANDLORD a security interest therein under the Uniform Commercial Code. Upon default of the payment of rent, assessments, charges, penalties, and damages herein covenanted to be paid by TENANT, and for the purpose of securing the performance of all other obligations of TENANT hereunder, and at the request of LANDLORD, TENANT hereby agrees to execute and deliver to LANDLORD all financing statements, amendments thereto or other similar statements which LANDLORD may reasonably request. Nothing herein contained shall be deemed to be a waiver by LANDLORD of its statutory lien to rent and remedies, rights, and privileges of LANDLORD in the case of default of TENANT as set forth above and shall not be exclusive and, in addition thereto, LANDLORD may also exercise and enforce all its rights at law or in equity which it may otherwise have as a result of TENANT's default hereunder.

LANDLORD is herein specifically granted all of the rights of a secured creditor under the Uniform Commercial Code with respect to the property in which LANDLORD has been granted a security interest by TENANT, including, but not limited to, the right to take possession of the above mentioned property and dispose of it by sale in a commercially reasonable manner.

Section 10.3
Transfer of Deposit

In the event of a sale or transfer of the Office Complex or any portion thereof which includes the Premises, or in the event of the making of a lease of the Office Complex or of any portion, or in the event of a sale or transfer of the leasehold estate under any such underlying lease, the grantor, transferror or LANDLORD, as the case may be shall thereafter be entirely relieved of all terms, covenants, and obligations thereafter to be performed by LANDLORD under this Lease to the extent of the interest or portion so sold, transferred, or leased, and it shall be deemed and construed, without further agreement between the parties and the purchaser, transferee, or TENANT, as the case may be, has assumed and agreed to carry out any and all covenants of LANDLORD hereunder; provided that (i) any amount then due and payable to TENANT or for which LANDLORD or the then grantor, transferror or Landlord would otherwise then be liable to pay the TENANT (it being understood that the owner of an undivided interest in the fee or any such lease shall be liable only his or its proportions share of such amount) shall be paid to TENANT; (ii) the interest of the grantor, transferror, or Landlord, in any funds then in the hands of LANDLORD or then grantor, transferror, or Landlord in which TENANT has an interest, shall be turned over, subject to such interest to the then grantee, transferee, or Tenant; and (iii) notice of such sale, transfer or lease shall be delivered to TENANT.

ARTICLE XI
ADDITIONAL TENANT AGREEMENTS

Section 11.1
Mortgage Financing and Subordination

This Lease and all of TENANT's rights hereunder are and shall be subordinate to the present mortgage upon the Office Complex, as well as to any existing ground lease, however, TENANT shall, upon request of either LANDLORD, the holder of any mortgage now or hereafter placed upon the LANDLORD's interest in the Premises or future additions thereto, and to any ground lease now or hereafter affecting the Premises, execute and deliver upon demand, such further instrument subordinating this Lease to the lien of any such mortgage or mortgages, and such ground lease, provided such subordination shall be upon the express condition that this lease shall be recognized by the mortgagees and ground lessor and that the rights of TENANT shall remain in full force and effect during the term of this Lease and any extension thereof, notwithstanding any default by the mortgagors with respect to the mortgages or any foreclosure thereof or any default by the ground lessee, so long as TENANT shall perform all of the covenants and conditions of this Lease. TENANT agrees to execute all agreements required by Landlord's mortgagee or ground lessor or any purchaser at a foreclosure sale or sale in lieu of foreclosure by which agreements TENANT will attorn to the mortgagee or purchase or ground lessor.

Section 11 2
Assignment or Subletting

All assignments of this Lease, sublease or subleases of the Premises by TENANT shall be subject to and in accordance with all of the provisions of this Section.

Tenant may not assign this Lease or sublease the Premises without first having obtained the written consent of LANDLORD, such consent not to be unreasonably withheld.

Any assignment or sublease by TENANT shall be only for the purpose specified in Section 1.4, Use of Premises, and for no other purpose, and in no event shall any assignment or sublease of the Premises release or relieve TENANT from any obligations of this Lease.

In the event that TENANT shall seek LANDLORD's permission to assign this Lease or sublet the Premises, TENANT shall provide to LANDLORD the name, address, financial statement, and business experience resume for the immediately preceding Ten (10) years of the proposed assignee or subtenant as LANDLORD may require. This information shall be in writing and shall be received by LANDLORD no less than Thirty (30) days prior to the effective date of the proposed assignment or sublease. It shall be a condition to any consent by LANDLORD to an assignment or sublease that TENANT shall pay to LANDLORD a processing fee in the amount of One Hundred Fifty and No/100 dollars ($150) or One Percent (1%) of the annual rent, whichever is greater, as reimbursement to LANDLORD for any and all legally-related expenses in connection with the review and preparation of assignment or sublease related documents which may be incurred by TENANT's request for LANDLORD's consent. Any consent by LANDLORD to any assignment or sublease, or to the operation of a concessionaire or licensee.

If TENANT is a corporation and any transfer, sale, pledge, or other disposition of more than Ten percent (10%) of the common stock occur, or voting control or power to vote the majority of the outstanding capital stock be changed, such action shall be deemed an assignment under the terms of this Lease and shall be subject to all the terms and conditions thereof. Any breach of the assignment caused by TENANT will constitute a default under the terms of this Lease and LANDLORD shall have all rights and remedies available to it as set forth herein.

In the event TENANT shall sublease the entire premises for rentals in excess of those rentals payable hereunder, TENANT shall pay to LANDLORD, as Additional Rent hereunder, all such excess rentals.

Any proposed assignee or subtenant of TENANT shall assume TENANT's obligations hereunder and deliver to LANDLORD as assumption agreement in form satisfactory to LANDLORD no less than Ten (10) days prior to the effective date of the proposed assignment.

Notwithstanding any of the foregoing provisions, if TENANT is or has been at any time in default under any of the terms of this Lease, TENANT may not assign or sublet the Premises in whole or in part.

Section 11.3
TENANT's notice to LANDLORD of Default

Should LANDLORD be in default under any of the terms of this Lease, TENANT shall give LANDLORD prompt written notice thereof in the manner specified in Section 14.1, Notices, and TENANT shall allow LANDLORD a reasonable length of time in which to cure such default, which time shall not in any event be less than Thirty (30) days from the date of such notice.

Section 11.4
Short Form Lease

TENANT agrees not to record this Lease without the express written consent of LANDLORD. TENANT further agrees, however, to execute, acknowledge and deliver a short form Lease made a part hereof by reference.

Section 11.5
Surrender of Premises and Holding Over

TENANT shall give written notice to LANDLORD not less than ninety (90) nor more than Two Hundred Forty (240) days prior to the expiration of the Lease term and each extension or renewal thereof of TENANTS's intention to: (i) vacate the Premises at the end of the Lease term or extension or renewal; (ii) to enter into a new Lease Agreement for the Premises at terms to be negotiated by LANDLORD and TENANT, if no such renewal or extension rights remain. As to (ii) above, TENANT shall deliver to LANDLORD an executed copy of the new Lease Agreement within Thirty (30) days after receipt of said document from LANDLORD. In the event that TENANT 1) fails to notify LANDLORD of TENANT'S intention to vacate the Premises at the expiration of the Lease term; or 2) fails to execute a new Lease agreement as specified above, TENANT shall be in default of this Lease and LANDLORD shall have the right to appropriate the entire amount of the Security Deposit as liquidated damages and to declare this Lease terminated.

At the expiration of the tenancy and subject to Paragraph 11.5A, TENANT shall surrender the Premises in good condition, reasonable wear and tear excepted. And TENANT shall surrender all keys for the Premises to LANDLORD at the place then fixed for the payment of rent and shall inform LANDLORD of all combinations on locks, safes, and vaults, if any, on the Premises. TENANT shall remove all its trade fixtures and any alterations or improvements, subject to provision of section 6.5, before surrendering the premises, and shall repair, at its own expense, any damage to the premises caused thereby. TENANTS obligations to observe or perform this covenant shall survive the expiration or other termination of the term of this Lease. In the event TENANT remains in possession of the Premises after the expiration of the tenancy created hereunder, whether or not with the consent or acquiescence of LANDLORD, and without the execution of a new Lease, TENANT, at the option of LANDLORD shall be deemed to be occupying the Premises as a tenant at will on a week to week tenancy and in no event on a month to month or on a year to year tenancy. The rent during this week to week tenancy shall be payable weekly at twice the Fixed Minimum Rent, and twice all other charges due hereunder, and it shall be subject to all the other terms, conditions, covenants, provisions, and obligations of this Lease, and no extension or renewal of this Lease shall be deemed to have occurred by such holding over. TENANT's obligations to observe or perform this covenant shall survive the expiration or other termination of the term of this Lease.

Section 11.6
Estoppel Certificate

TENANT agrees to provide at any tine within Ten (10) days of LANDLORD's written request, a statement certifying that this Lease is unmodified and in full force and effect or, if there have been modifications, that same are in full force and effect as modified and stating the modifications, and the dates to which the Fixed Minimum Rent and other charges have been paid in advance, if any. It is intended that any such statement delivered pursuant to this Paragraph may be relied upon by any prospective purchaser or mortgagee of the Premises.

Section 11.7
Delay of Possession

If the LANDLORD is unable to give possession of the premises on the date of the commencement of the aforesaid term by reason of the holding over of any prior tenant or tenants or for any other reason; an abatement or diminution of the rent to be paid hereunder shall be allowed TENANT under such circumstances, but nothing herein shall operate to extend the term of the Lease beyond the agreed expiration date; and said abatement of rent shall be the full extent of LANDLORDS liability to TENANT for any loss or damage to TENANT on account of said delay in obtaining possession of the Premises.

Section 11.8
Compliance with the Law, Waste, and Quiet

TENANT shall comply with all governmental laws; ordinances and regulations applicable to the use of the Premises and shall promptly comply with all governmental orders and directives for the correction, prevention, and abatement of nuisances in, upon, or connected with the Premises, all at TENANT'S sole risk and expense. TENANT shall not commit, or suffer to be committed, any waste upon the Premises or any nuisance, other act, or thing which may disturb the quiet enjoyment of any other tenant in the building in which the Premises are located.

Section 11.9
Rules and Regulations

TENANT's use of the Premises shall be subject, at all times during the term of this Lease, to LANDLORD'S right to adopt in writing, from time to time, modify and/or rescind reasonable rules and regulations not in conflict with any of the express provisions hereof governing the use of the parking areas, walks, driveways, passageways, signs, exterior of the building, lighting, and other matters affecting other tenants in and the general management and appearance of the Office Complex of which the Premises are a part, but no such rule or regulation shall discriminate against TENANT. The current Rules and Regulations are attached hereto as Exhibit "B" and made a part hereof.

Section 11.10

Abandonment

TENANT shall not vacate or abandon the Premises at any time during the term of this Lease, nor permit the Premises to remain unoccupied for a period longer than Ten (10) consecutive days during the term of this Lease; and if TENANT shall abandon, vacate, or surrender the Premises, or be dispossessed by process of law or otherwise, any personal property belonging to TENANT left on the Premises shall, at the option of the LANDLORD, be deemed abandoned.

Article XII
MISCELLANEOUS PROVISIONS

Section 12.1
Notices

Whenever notice shall or may be given to either of the parties by the other, each such notice shall be either delivered in person or sent by registered or certified mail, with return receipt requested.

Notice to LANDLORD shall be sent to the address specified in Item 14 of the Definitions.

Notice to TENANT shall be sent to the address specified in Item 14 of the Definitions.

If by mail, any notice under this Lease shall be deemed to have been given at the time it is received by the addressee.

Section 12.2
Entire and Binding Agreement

This Lease contains all of the agreements between the parties hereto, and it may not be modified in any manner other than by agreement in writing signed by all parties hereto or their successors in interest. LANDLORD shall pay for any and all legally related expenses which may be incurred by LANDLORD in connection with the review or preparation of all lease related documents including, without limitation, consents, amendments, modifications, and assignments therewith. The terms, covenants, and conditions contained herein shall inure to the benefit of and be binding upon LANDLORD and TENANT and their respective heirs, successors and assigns, except as may be otherwise expressly provided in this Lease.

Section 12.3
Provisions Severable

If any term or provision of this Lease or the application thereof to any person or circumstances shall, to any extent, be illegal, invalid, or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those to which it is held illegal, invalid, or unenforceable shall not be affected hereby and each term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

Section 12.4
Caption

The captions contained herein are for convenience and reference only and shall not be deemed as part of this Lease or construed as in any manner limiting or amplifying the terms and provisions of this Lease to which they relate.

Section 12.5
Relationship of the Parties

Nothing herein contained shall be deemed or construed as creating the relationship of principal and agent or of partnership or joint venture between the parties hereto; it being understood and agreed that neither the method of computing rent nor any other provision contained herein nor any acts of the parties hereto shall be deemed to create any relationship between the parties other than that of LANDLORD and TENANT.

Section 12.6
Accord and Satisfaction

No payment by TENANT or receipt by LANDLORD of a lessor amount that the rental herein stipulated shall be deemed to be other than on account of the earliest stipulated rent nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and LANDLORD may accept such check or payment without prejudice to LANDLORD's right to recover the balance of such rent or pursue any other remedy provided for in this Lease or available at law or in equity.

Section 12.7
Broker's Commission

TENANT warrants that there are no claims for broker's commissions or finder's fees in connection with its execution of this Lease and agrees to indemnify and save LANDLORD harmless from any liability that may arise from such claim, including reasonable attorney's fees.

Section 12.8
Corporate Status

If TENANT is a corporation, TENANT's corporate status shall continuously be in good standing and active and current with the state of its incorporation and the state in which the Office Complex Is located at the time of execution of the Lease and at all times thereafter and TENANT shall keep its corporate status active and current throughout the term of the Lease or any extensions or renewals. TENANT shall annually file with LANDLORD a current copy of the certificate of good standing under Seal. Failure of TENANT to keep its corporate status active and current shall constitute a default under the terms of the Lease.

IN WITNESS WHEREOF, LANDLORD and TENANT above duly executed this Lease as of the day and year first above written, each acknowledging receipt of an executed copy hereof.

WITNESSES:



LANDLORD: Hialeah Condominium Holding LLC.



Michael Maggio, Company Representative

WITNESSES:

TENANT:



Our Microlending, LLC / Omar Alireza

__________________________ __________________________________

SEE ATTACHED NOTARIAL CERTIFICATES

STATE OF FLORIDA

COUNTY OF MIAMI-DADE

The foregoing lease was acknowledged before me this 7 day of August, 2009, by Michael Maggio, Company Representative of Hialeah Condominium Holding LLC., who is personally known to me.

NOTARY PUBLIC:

Sign ______________________________
State of Florida at Large

STATE OF FLORIDA

COUNTY OF MIAMI-DADE

The foregoing lease was acknowledged before me this 7 day of August 2009, by Omar Alireza, who has produced FL DL# A462-646-79-459 as identification.

NOTARY PUBLIC:

Sign ______________________________
State of Florida at Large


Notary Public State of Florida
George Lima
My Commission DD820543
Expires 09/07/2012

RULES AND REGULATIONS

1. The sidewalks, entrances, passages, courts, elevators, vestibules, stairways, corridors, or halls shall not be obstructed or encumbered by any Tenant or used for any purpose other than ingress and egress to and from the Premises.

2. No awning, or other projections shall be attached to the outside walls of the building without the prior written consent of the Landlord. No curtains, blinds, shades, or screens shall be attached to or hung in, or used in connection with, any window or door of the demised Premises, without the prior written consent of Landlord. Such awnings, projections, curtains, blinds, shades, screens, or other fixtures must be of a quality, type, design, and color, and attached in the manner approved by Landlord.

3. No sign, advertisement, notice, or other lettering shall be exhibited, inscribed, painted, or affixed by any Tenant on any part of the outside or inside of the demised Premises or building without the prior consent of the Landlord. In the event of the violation of the forgoing by any Tenant, Landlord may remove same without any liability, and may charge the expense incurred by such removal to the Tenant or Tenants violating this rule. Interior signs or doors and directory tablet shall be inscribed, painted, or affixed at the expense of the Tenant, and shall be of a size, color and style acceptable to the Landlord.

4. The sashes, sash doors, skylights, windows, and doors that reflect or admit light and air into the halls, passageways, or of the public places in the Building shall not be covered or obstructed by any Tenant nor shall any bottles, parcels, or other articles be placed on the window.

5. The water and wash closets and other plumbing fixtures shall not be used for any purpose other than those for which they were constructed and no sweepings, rubbish, rags, or other substances shall be thrown therein. All damages resulting from any misuse of the fixtures shall be borne by the Tenant who, or whose servants, employees, agents, visitors, or licensees shall have caused the same.

6. No Tenant shall mark, paint, drill into, or in any way deface any part of the demised premises or the Building of which they form a part. No boring, cutting, or stringing of wires shall be permitted, except with the prior written consent of the Landlord and as it may direct.

7. No bicycles, vehicles, or animals of any kind shall be brought into or kept in or about the premises, and no cooking shall be done or permitted by any Tenant on said Premises. No Tenant shall cause or permit any unusual or objectionable odors to be produced upon or permeate from the demised Premises.

8. No Tenant shall make, or permit to be made, any unseemly or disturbing noises or disturb or interfere with occupants of this or neighboring buildings or Premises or those having business with them, whither by the use of any musical instrument, radio, talking machine, unmusical noise, whistling, singing, or in any other way. No Tenant shall throw anything out of he doors, windows, or skylights, or down the passageways.

9. No additional locks or bolts of any kind shall be placed upon any of the doors or windows by any Tenant, nor shall any changes be made in existing locks or the mechanism thereof. Each Tenant must, upon the termination of his tenancy, restore to the Landlord all keys of offices and toilet rooms, either furnished to, or otherwise procured by, such Tenant, and in the event of the loss of any keys so furnished, such Tenant shall pay to the Landlord the cost thereof.

10. All removals, or the carrying in or out of any safes, freight, furniture, or bulky matter of any description must take place during the hours which Landlord or its agent may determine from time to time. Landlord reserves the right to prescribe the weight and position of all safes which must be placed upon 2-inch thick plank strips to distribute the weight. The moving of safes or other fixtures or bulky matter of any kind must be made after previous notice to the Manager of the building. Any damage done to the building or to the TENANTS or to other persons in bringing in or removing safes, furniture, or other bulky or heavy articles shall be paid for by Tenant.

11. No Tenant shall occupy or permit any portion of the Premises demised to him to be used for the possession, storage, manufacture, or sale of liquor or narcotics not necessary to and legal in Tenant's practice, or as a barber or manicure shop, or as an employment bureau. No Tenant shall engage or pay any employees on the demised Premises, except those actually working for such Tenant on said Premises, nor advertise for laborers giving an address at said premises.

12. Each Tenant, before closing and leaving the said Premises at any time, shall see that all windows are closed. All TENANTS and occupants must observe strict care not leave their windows open when it rains, and for any default or carelessness in these respects, or any of them, shall make good any injury sustained by other TENANTS, and to the Landlord for damage to paint, plastering, or other parts of the Building resulting from default or carelessness.

13. Tenant, along with any of Tenant's employees, servants, agents, or visitors shall not occupy more than one (1) parking space of the spaces provided by Landlord, for each 220 square feet of Tenant's demised Premises.

14. The Premises shall not be used for gambling, lodging, or sleeping or for any immoral or illegal purpose.

15. The requirements of Tenant's will be attended to only upon application at the office of the Building. Employees shall not perform any work or do anything outside of the regular duties, unless under special instructions from the office of the Landlord.

16. Canvassing, soliciting, and peddling in the building is prohibited and each Tenant shall cooperate to prevent the same.

17. The Landlord specifically reserves the right to refuse admittance to the building after 7:00 p.m. daily or on Sunday or on legal holidays to any person or persons who cannot furnish satisfactory identification, or to any person or persons who, for any other reason in the Landlord's judgement, should be denied access to the Premises. The Landlord, for the protection of the Tenants and their effects may prescribe hours and intervals during the night, on Sundays and holidays, when all persons entering and departing the building shall be required to enter their names, the offices to which they are going or from which they are leaving, and the time of entrance or departure in a Register provided for that purpose by the Landlord.

18. The Landlord may retain a pass key to the lease Premises, and be allowed admittance thereto at all times to enable its representative to examine the said Premises.

19. The Landlord reserves the right to make such other and further reasonable rules and regulations as in its judgement may from time to time be needful for the safety, care, and cleanliness of the Premises and for the preservation of good order therein, and any such other or further rules and regulations shall be binding upon the parties hereto with the same force and effect as if they had been inserted herein at the time of the execution hereof.

20. No Tenant, nor any of the Tenant's servants, employees, agents, visitors, or licensees shall at any time bring or keep upon demised Premises any inflammable, combustible, or explosive fluid, chemical, or substance, except such items as may normally be needed in Tenant's dental practice.

21. Only Standard lighting approved by Landlord will be permitted on the premises

22. Landlord will not be responsible for any lost or stolen personal property, equipment, money, or jewelry from Tenant's Premises or public rooms regardless or whether such loss occurs when the area is locked against entry or not.

23. There shall be no smoking in the leased premises or in the office complex, including the common areas.

Signed, sealed, and delivered
in the presence of:

OK

WITNESSES:



TENANT:



Our Microlending, LLC / Omar Alireza

STATE OF FLORIDA

COUNTY OF MIAMI-DADE

The foregoing Rules and Regulations were acknowledged before me this 7 day of August, 2009, by Omar Alireza, who has produced FLDL # A462 646 79459-0

NOTARY PUBLIC:

Sign




Notary Public State of Florida
George Lima
My Commission DD620543
Expires 09/07/2012

Exhibit 10.1

Consent of Independent Auditors

Exhibit 10.1

Consent of Independent Auditors

Our MicroLending, LLC:

We consent to the use of our reports included in the Offering Statement dated November 18, 2010 of Our MicroLending, LLC (the "Offering Statement").



Alberni, Caballero & Castellanos, L.L.P.
Coral Gables, Florida
November 18, 2010

Exhibit 11.1

Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Statement

Holland & Knight

November 18, 2010

Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

Re: Our MicroLending, LLC
Offering Statement on Form 1-A

Gentlemen:

We are acting as counsel to Our MicroLending, LLC, a Florida limited liability company (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Act"), of the Company's Offering Statement on Form 1-A (the "Offering Statement"). The Offering Statement covers up to $5,000,000 in principal amount of senior unsecured fixed-rate notes (the "Notes"), to be sold from time to time as set forth in the Offering Statement and the offering circular contained therein.

In rendering the opinion expressed below, we have examined originals or copies of: (a) the Offering Statement, in the form filed with the Commission; (b) the subscription agreements; and (c) the form of Note. We have also examined such other instruments, corporate records, certificates of public officials, certificates of officers or other representatives of the Company and other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

We have assumed the following: (a) the genuineness of all signatures; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic original documents of all documents submitted to us as copies; (d) the truth, accuracy and completeness of the information, factual matters, representations and warranties contained in the records, documents, instruments and certificates we have reviewed as of their stated dates and as of the date hereof; (e) the legal capacity of natural persons; and (f) the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions. As to any facts material to the opinion expressed herein that were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Based on the foregoing, and having regard for such legal considerations as we deem relevant, we are of the following opinion:

When issued and sold by the Company against payment therefor pursuant to the terms of the subscription agreements executed by the investors in the Notes, the Notes will be binding obligations of the Company.

This opinion is subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general applicability, affecting or limiting the rights of creditors, and general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

We are admitted to practice in the State of Florida and we express no opinion as to matters governed by any laws other than the laws of the State of Florida and the Federal laws of the United States of America.

This opinion has been prepared for your use in connection with the Offering Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion.

We hereby consent to the filing of this opinion as Exhibit 11.1 to the Offering Statement and to the reference of our firm under Part 1 of the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

HOLLAND & KNIGHT LLP

Holland & Knight LLP

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